AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 2, 2011 by and among (i) BET BUY CO., INC., a Minnesota corporation (“Purchaser”); (ii) MARS ACQUISITION CORPOROATION, a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”); (iii) MINDSHIFT TECHNOLOGIES, INC., a Delaware corporation (“Company”); and (iv) SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Stockholders’ Agent.
RECITALS
A.    The respective boards of directors of the Company and Merger Sub have determined that it would be advisable and in the best interests of the stockholders of their respective companies that Merger Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly-owned subsidiary of Purchaser, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved this Agreement, the Merger and the other transactions contemplated by this Agreement.
B.    In connection with the Merger, the outstanding shares of the Company’s capital stock and the Company’s outstanding vested stock options and warrants will be converted into the right to receive the cash amounts described in, and in accordance with the terms of, this Agreement.
C.    Concurrently with the execution of this Agreement, and as an inducement to Purchaser to enter into this Agreement, the individuals identified on Schedule 1 hereto are entering into Non-Competition, Confidentiality and Non-Solicitation Agreements with the Company (the “Employment Covenant Agreements”), effective from and after the Closing.
D.    Concurrently with the execution of this Agreement, and as an inducement to Purchaser to enter into this Agreement, the individuals identified on Schedule 2 hereto are entering into Non-Competition Agreements with Purchaser, effective from and after the Closing.

1.	Definitions		1
	1.1	Certain Defined Terms	1
2.	The Merger		14
	2.1	The Merger	14
	2.2	Closing and Closing Deliverables	14
	2.3	Effective Time and Effect of the Merger	16
	2.4	Certificate of Incorporation; Bylaws	17
	2.5	Directors and Officers	17
	2.6	Merger Consideration; Effect on Company Capital Stock; Treatment of Company Options and Company Warrants	17
	2.7	Surrender of Certificates	21
	2.8	Lost, Stolen or Destroyed Certificates	22
	2.9	Dissenting Shares	23
	2.1	Treatment of Merger Sub Capital Stock	23
	2.11	Escrow Fund	23
	2.12	Transaction Expenses	24
	2.13	Net Working Capital Adjustment	24
	2.14	Transfer Taxes	26
	2.15	Consideration Spreadsheet	27
	2.16	Alpheon and Orbit Earn-Outs	28
	2.17	Distributions by Payment Agent	29
	2.18	Taking of Further Action	29
3.	Representations and Warranties of the Company		30
	3.1	Organization, Standing and Power	30
	3.2	No Subsidiaries	30
	3.3	Power and Authority	30
	3.4	Authorization	30
	3.5	Noncontravention	31
	3.6	Governmental Authorizations	31
	3.7	Financial Statements	32
	3.8	Capitalization and Stockholder Information	32

	3.9	Absence of Certain Changes	33
	3.10	Absence of Undisclosed Liabilities	33
	3.11	Litigation	33
	3.12	Restrictions on Business Activities	33
	3.13	Intellectual Property	34
	3.14	Interested Party Transactions	38
	3.15	Material Contracts	38
	3.16	Suppliers	39
	3.17	Employees and Consultants	39
	3.18	Title to Property	40
	3.19	Real Estate	40
	3.20	Environmental Matters	40
	3.21	Taxes	41
	3.22	Employee Benefit Plans	43
	3.23	Employee Matters	46
	3.24	Insurance	48
	3.25	Compliance With Laws	48
	3.26	Brokers' and Finders' Fee	48
	3.27	Minute Books	48
	3.28	Bank Accounts; Powers of Attorney	49
	3.29	Privacy Matters	51
4.	Representations and Warranties of the Selling Stockholders		51
	4.1	Formation and Power	51
	4.2	Execution, Delivery; Valid and Binding Agreements	52
	4.3	No Breach	52
	4.4	Governmental Authorities; Consent	52
	4.5	Company Capital Stock	52
	4.6	Brokerage	53
	4.7	Litigation	53

	4.8	Representation by Counsel	53
5.	Representations and Warranties of Purchaser and Merger Sub		53
	5.1	Organization, Standing and Power	53
	5.2	Authority	53
	5.3	Noncontravention	53
	5.4	Litigation	54
	5.5	Merger Sub	54
	5.6	Financing	54
	5.7	No Purchaser Vote Required	54
6.	Conduct Prior to the Effective Time		54
	6.1	Conduct of Business of the Company Entities	54
	6.2	Notification of Purchaser	56
	6.3	Alpheon Agreement and Orbit Agreement	57
7.	Additional Agreements		57
	7.1	Access to Information	57
	7.2	Public Disclosure	57
	7.3	Commercially Reasonable Efforts; Government Approvals and Further Assurances	58
	7.4	Employees.	59
	7.5	Tax Matters	61
	7.6	Indemnification of Officers and Directors of the Company	63
	7.7	No Solicitation	63
	7.8	Stockholder Consent or Approval	64
	7.9	Approval by Stockholder of Merger Sub	66
8.	Conditions to the Merger		66
	8.1	Conditions to Obligation of Each Party to Effect the Merger	66
	8.2	Additional Conditions to the Obligations of Purchaser and Merger Sub	66
	8.3	Additional Conditions to Obligation of the Company and the Selling Stockholders	68

9.	Termination		69
	9.1	Termination	69
	9.2	Effect of Termination	70
10.	Escrow and Indemnification		71
	10.1	Escrow Fund	71
	10.2	Indemnification	71
	10.3	Stockholders' Agent	75
	10.4	Tax Matters	77
11.	General Provisions		78
	11.1	Notices	78
	11.2	Company Disclosure Schedule	79
	11.3	Counterparts	80
	11.4	Entire Agreement; Nonassignability; Parties in Interest	80
	11.5	Severability	80
	11.6	Remedies Cumulative	80
	11.7	Governing Law; Jurisdiction; Venue	81
	11.8	Conflict of Interest	81
	11.9	Attorney-Client Privilege	81
	11.10	Time is of the Essence; Enforcement	82
	11.11	Amendment; Waiver	82
	11.12	Construction	82

AGREEMENT
Now, Therefore, in consideration of the covenants, representations and warranties set forth in this Agreement, and for other good and valuable consideration, the parties, intending to be legally bound, agree as follows:
1.Definitions.
1.1    Certain Defined Terms. As used in this Agreement, the following terms will have the following meanings:
“280G Approval” has the meaning set forth in Section 7.8(e).
“280G Approval Documents” has the meaning set forth in Section 7.8(e).
“Adjustment Amount” means the positive or negative number that is equal to the difference between (A) the Company’s Net Working Capital calculated as of the Adjustment Calculation Date and (B) the Baseline Working Capital.
“Adjustment Calculation Date” means the Closing Date; provided, however, that if the Closing occurs between December 28, 2011 and December 31, 2011, then the Adjustment Calculation Date means December 31, 2011.
“Adjustment Calculation Date Balance Sheet” has the meaning defined in Section 2.13(b).
“Adjustment Portion” has the meaning set forth in Section 2.6(a)(2).
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person or a member of such Person’s immediate family; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner. For purposes of this definition, “control” (including “controlled by” and “under common control with”) means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.
“Agent Losses” has the meaning set forth in Section 10.3(b).
“Aggregate Closing Option Consideration” has the meaning defined in Section 2.6(c)(ii).
“Aggregate Closing Restricted Stock Consideration” has the meaning defined in Section 2.6(f).

“Aggregate Company Option Exercise Price” means the sum of the cash exercise prices that would be payable upon exercise in full of all the Vested Company Options held by all Company Holders immediately prior to the Effective Time.
“Aggregate Company Warrant Exercise Price” means the sum of the cash exercise prices that would be payable upon exercise in full of all the Company Warrants held by all Company Holders immediately prior to the Effective Time.
“Aggregate Employee Closing Option Consideration” has the meaning defined in Section 2.6(c)(ii).
“Aggregate Non-Employee Closing Option Consideration” has the meaning defined in Section 2.6(c)(ii).
“Agreement” has the meaning set forth in the introductory paragraph.
“Alpheon Agreement” shall mean that certain Asset Purchase Agreement dated as of December 31, 2010 by and among the Company, Alpheon Corporation, Greg Donovan and David Sturdivant.
“Alpheon Cash” means the Alpheon Holdback Cash and the Alpheon Retained Cash.
“Alpheon Holdback Cash” means all of the Company’s cash that constitutes “Holdback Cash” under the Alpheon Agreement, which the Company represents is equal to $378,000 as of the date hereof.
“Alpheon Earnout Stock” shall, prior to the Effective Time, mean the 349,650 shares of Company Common Stock identified as “Earnout Stock” in the Alpheon Agreement, all of which is outstanding as of the date hereof, and, following the Effective Time, shall mean the cash that is received upon the conversion and exchange of the Alpheon Earnout Stock pursuant to Section 2.6(b)(ii).
“Alpheon Holdback Stock” shall, prior to the Effective Time, mean the 176,224 shares of Company Common Stock identified as “Holdback Stock” in the Alpheon Agreement, all of which is outstanding as of the date hereof, and, following the Effective Time, shall mean the cash that is received upon the conversion and exchange of the Alpheon Holdback Stock pursuant to Section 2.6(b)(ii).
“Alpheon Retained Cash” means all of the Company’s cash that constitutes “Retained Cash” under the Alpheon Agreement, which the Company represents is equal to $126,000 as of the date hereof.
“Alpheon Retained Closing Stock” shall mean the 499,300 shares of Company Common Stock identified as “Retained Closing Stock” in the Alpheon Agreement, all of which is outstanding as of the date hereof.
“Alpheon Stock” means the Alpheon Holdback Stock, the Alpheon Earnout Stock and the Alpheon Retained Closing Stock.

“As-Converted Preferred Number” means the sum of (i) the aggregate number of shares of Company Preferred Stock that are entitled to receive the Common Stock Per Share Amount pursuant to Section 2.6(b)(i) (as opposed to the applicable Series Preferred Per Share Preference Amount plus the applicable Series Preferred Per Share Accrued Dividend Amount pursuant to Section 2.6(b)(i)) and (ii) the aggregate number of shares of Company Preferred Stock that are subject to Company Preferred Stock Warrants that are entitled to receive the Common Stock Warrant Consideration pursuant to Section 2.6(d) (as opposed to the Series AA Preferred Stock Warrant Consideration or the Series DD Preferred Stock Warrant Consideration pursuant to Section 2.6(d)).
“Baseline Working Capital” means the average Net Working Capital of the Company Entities over the twelve (12) months prior to the Adjustment Calculation Date as mutually agreed upon by Purchaser and the Company.
“Books and Records” means to the extent relating to the Company Entities, including materials held or created by outside consultants that are within a Company Entity’s control, all books and records, including, but not limited to: books of accounts, ledgers and general, financial and accounting records, employment records, including but not limited to personnel files and records and files, records or data regarding payment of wages or other compensation, machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Authority), sales material and records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), strategic plans, internal financial statements, marketing and promotional surveys, material and research and intellectual property files relating to the Intellectual Property.
“Business Day” means a day (A) other than Saturday or Sunday and (B) on which commercial banks are open for business in the Commonwealth of Virginia and the State of Minnesota.
“Business Intellectual Property” means all Owned Intellectual Property and all Third Party Intellectual Property.
“CALEA” has the meaning set forth in Section 3.30.
“CERCLA” has the meaning set forth in Section 3.20(a)(i).
“Certificate” has the meaning set forth in Section 2.7(a).
“Certificate of Merger” has the meaning set forth in Section 2.2(a).
“Closing” has the meaning set forth in Section 2.2(a).
“Closing Date” has the meaning set forth in Section 2.2(a).
“Closing Option Consideration” has the meaning defined in Section 2.6(c)(ii).

“Closing Preferred Warrant Consideration” has the meaning defined in Section 2.6(d).
“Closing Restricted Stock Consideration” has the meaning defined in Section 2.6(f).
“COBRA” has the meaning set forth in Section 3.22(e).
“Code” means the Internal Revenue Code of 1986, as amended.
“Collection and Use” has the meaning set forth in Section 3.29(a).
“Common Stock Per Share Amount” means the quotient of (i) the sum of (A) the Residual Merger Consideration plus (B) the Aggregate Company Option Exercise Price plus (C) the Aggregate Company Warrant Exercise Price, divided by (ii) the sum of (A) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, the aggregate number of shares of the Alpheon Stock and the Orbit Stock), (B) the aggregate number of shares of the Company Common Stock that are issuable upon the exercise in full of all the Vested Company Options, (C) the aggregate number of shares of the Company Common Stock issuable upon the exercise of the Company Common Stock Warrants, (D) the As-Converted Preferred Number and (E) the aggregate Restricted Stock Number of all Restricted Stock Holders.
“Common Stock Warrant Consideration” means the product obtained by multiplying (A) the aggregate number of shares of Company Capital Stock for which the applicable Company Warrant may be exercised immediately prior to the Effective Time, by (B) the difference obtained by subtracting (1) the per share exercise price of such the Company Warrant from (2) the Common Stock Per Share Amount.
“Communications Act” means the Communications Act of 1934, as amended.
“Communication Laws” means the Communications Act, the rules, regulations, orders and published policies of the Federal Communications Commission and all state Public Utility Commissions, and the Communications Assistance for Law Enforcement Act.
“Company” has the meaning set forth in the introductory paragraph.
“Company Acquisition Proposal” has the meaning set forth in Section 7.7(a).
“Company Balance Sheet” has the meaning set forth in Section 3.7.
“Company Balance Sheet Date” has the meaning set forth in Section 3.9.
“Company Board” has the meaning set forth in section 2.6(c)(i).
“Company Capital Stock” means shares of Company Common Stock and Company Preferred Stock.

“Company Cash” means the Company’s cash and cash equivalents, each as determined in accordance with GAAP as of the Adjustment Calculation Date, but shall exclude the Alpheon Cash and the Orbit Cash.
“Company Common Stock” means shares of the Company’s common stock, par value $0.0001 per share.
“Company Common Stock Warrants” means those certain warrants to purchase an aggregate of 72,635 shares of the Company Common Stock.
“Company Debt” means all indebtedness of the Company Entities for money borrowed, purchase money indebtedness, capital leases (excluding photocopier leases) and/or guarantees of third party indebtedness.
“Company Disclosure Schedule” has the meaning set forth in Section 3.
“Company Employees” has the meaning set forth in Section 7.4(a).
“Company Employee Plans” has the meaning set forth in Section 3.22(a).
“Company Entities” means the Company and each of its Subsidiaries.
“Company’s Facilities” has the meaning set forth in Section 3.20(b).
“Company Financial Statements” has the meaning set forth in Section 3.7.
“Company Holders” means, collectively, the Selling Stockholders, the holders of Vested Company Options and Company Warrants and the Restricted Stock Holders, in each case immediately prior to the Effective Time.
“Company Holder Percentage Interest” means, with respect to each Company Holder, a fraction whose numerator is equal to the aggregate amount of Merger Consideration to which such Company Holder is entitled to receive pursuant to this Agreement (without giving effect to any withholding of Taxes and without giving effect to any contribution of Merger Consideration to the Escrow Fund on behalf of such Company Holder) and whose denominator is equal to the aggregate amount of Merger Consideration to which all Company Holders are entitled to receive pursuant to this Agreement (without giving effect to any withholding of Taxes and without giving effect to any contribution of Merger Consideration to the Escrow Fund on behalf of such Company Holders).
“Company Material Adverse Effect” means any change, event, development, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects is, or is likely to be, materially adverse to (i) the financial condition, assets (including intangible assets), liabilities, business (as currently conducted by the Company Entities) or results of operations of the Company Entities, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby; provided, however, that the term Company Material Adverse Effect shall exclude any Effect arising from or relating to: (A) the announcement or performance of the transactions contemplated by this Agreement in compliance with this Agreement, including the impact thereof on relationships, contractual or otherwise, with vendors, customers or employees, (B) conditions affecting (1) any of the industries in which the Company Entities operate or participate, or (2) the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (C) the taking of any action (1) reasonably required to cause compliance with the terms of this Agreement, (2) with the prior written consent of Purchaser, or (3) at the written request of Purchaser, (D) the taking of any action by Purchaser or any of Purchaser’s Subsidiaries, (E) any breach by Purchaser of this Agreement or the Confidentiality Agreement, (F) any change in accounting requirements or principles or any change in applicable laws, rules or regulations, provided such change is not applicable solely to the Company Entities, (G) any change in laws, rules, regulations, orders, or other binding directives issued by any Governmental Authority, provided such change is not applicable solely to the Company Entities, (H) earthquakes, hurricanes, floods or other natural disasters, (I) hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date of this Agreement, or (J) the failure of the Company Entities to meet any financial forecast, projection, estimate, prediction or models, whether internal to the Company Entities or otherwise (excluding the underlying cause of any such failure); provided, however, that with respect to clauses (B), (F), (G), (H) or (I), such adverse change, event, development or effect does not materially disproportionately affect the Company Entities as compared to similarly situated companies in the industry in which the Company Entities compete.
“Company Option” has the meaning set forth in Section 2.6(c)(i).
“Company Preferred Stock” means shares of the Company Series AA Preferred Stock, Company Series BB Preferred Stock, Company Series CC Preferred Stock, Company Series DD Preferred Stock and Company Series EE Preferred Stock, collectively.
“Company Preferred Stock Warrants” means those certain warrants to purchase an aggregate of 217,389 shares of the Company Series AA Preferred Stock and those certain warrants to purchase an aggregate of 500,000 shares of the Company Series DD Preferred Stock.
“Company Series AA Preferred Stock” means shares of the Company’s Series AA Convertible Preferred Stock, par value $0.01 per share.
“Company Series BB Preferred Stock” means shares of the Company’s Series BB Convertible Preferred Stock, par value $0.01 per share.
“Company Series CC Preferred Stock” means shares of the Company’s Series CC Convertible Preferred Stock, par value $0.01 per share.
“Company Series DD Preferred Stock” means shares of the Company’s Series DD Convertible Preferred Stock, par value $0.01 per share.
“Company Series EE Preferred Stock” means shares of the Company’s Series EE Convertible Preferred Stock, par value $0.01 per share.
“Company Stock Entitlements” has the meaning set forth in Section 3.8(a).

“Company Warrants” means the Company Common Stock Warrants and the Company Preferred Stock Warrants.
“Confidentiality Agreement” has the meaning set forth in Section 7.2.
“Consenting Stockholders” has the meaning set forth in Section 7.8(a).
“Consideration Spreadsheet” has the meaning set forth in Section 2.15.
“Cooley” has the meaning set forth in Section 2.2(a).
“Current Company Business” has the meaning set forth in Section 3.1.
“Customer Contracts” means all agreements, prime contracts, subcontracts, service contracts, purchase orders, basic ordering agreements, letter contracts, delivery orders, change orders, or similar binding commitments entered into by the Company Entities, which provide for existing or ongoing obligations of the Company Entities to deliver services and/or products, the rights to be paid for those services and/or products and the obligations and rights that are ancillary to those obligations and rights.
“Damages” will mean any liabilities, losses, settlement costs, damages (including any indirect or consequential damages, and those based on diminution in value), penalties, fines, costs or expenses, including reasonable legal, expert and consultant fees and expenses, actually incurred but excluding any exemplary and punitive damages.
“D&O Indemnified Parties” has the meaning set forth in Section 7.6(a).
“D&O Insurance” has the meaning set forth in Section 7.6(b).
“Deductible” has the meaning set forth in Section 10.2(c)(ii).
“Department” has the meaning set forth in Section 3.23(b).
“DGCL” means the Delaware General Corporation Law, as amended from time to time.
“Dissenting Shares” has the meaning set forth in Section 2.9(a).
“Dissenting Stockholder” has the meaning set forth in Section 2.9(a).
“Effect” has the meaning set forth in “Company Material Adverse Effect” definition.
“Effective Time” has the meaning set forth in Section 2.3.
“Employee Optionholders” has the meaning set forth in Section 2.6(c)(ii).
“Employment Covenant Agreements” has the meaning set forth in Recital C.
“Encumbrance” means any mortgage, claim, charge, deed of trust, lien, option, pledge, security interest, right of first refusal, interest, or similar restriction or reservation whatsoever.

“End Date” will mean January 31, 2011.
“Environmental Laws” has the meaning set forth in Section 3.20(a)(i).
“ERISA” has the meaning set forth in Section 3.22(a).
“ERISA Affiliate” has the meaning set forth in Section 3.22(a).
“Escrow Agent” has the meaning set forth in Section 2.6(a)(ii).
“Escrow Agreement” means the Escrow Agreement substantially in the form attached to this Agreement as Exhibit A to be executed and delivered in accordance with this Agreement.
“Escrow Fund” has the meaning set forth in Section 2.6(a)(ii).
“Estimated Balance Sheet” has the meaning set forth in Section 2.13(a).
“Estimated Merger Consideration” has the meaning set forth in Section 2.13(a).
“Final Merger Consideration” has the meaning set forth in Section 2.13(b).
“Final Merger Consideration Statement” has the meaning set forth in Section 2.13(b).
“FIRPTA Notice” has the meaning set forth in Section 2.2(b)(ii)(e).
“Foreign Authorities” has the meaning set forth in Section 7.3(c).
“Fundamental Representations” means the representations and warranties contained in Section 3.1 (Organization, Standing and Power), Section 3.3 (Power and Authority), Section 3.4 (Authorization) and Section 3.8 (Capitalization and Stockholder Information).
“GAAP” means United States generally accepted accounting principles.
“General Survival Period” has the meaning set forth in Section 10.2(a).
“Governmental Authority” has the meaning set forth in Section 3.5.
“Hazardous Materials” has the meaning set forth in Section 3.20(a)(ii).
“HIPAA” has the meaning set forth in Section 3.22(e).
“HSR” has the meaning set forth in Section 3.5.
“Indemnified Persons” has the meaning set forth in Section 10.2(b).
“Indemnity Portion” has the meaning set forth in Section 2.6(a)(2).
“Independent Accounting Firm” means an independent accounting firm mutually agreeable to Purchaser and the Stockholders’ Agent.

“Information Privacy and Security Laws” has the meaning set forth in Section 3.29(d).
“Information Statement” has the meaning set forth in Section 7.8(b).
“Intellectual Property” means all patents, copyrights, mask-work registrations, technology, know-how, processes, trade secrets, inventions, proprietary data, formulae, data bases, moral rights, domain names, manufacturing methods and data, specifications, drawings, algorithms, prototypes, designs, design rights, design tools, white papers, research and development data and computer software programs (except off-the-shelf or shrink-wrap software licensed for a one-time fee or that have annual fees of $120,000 or less); all trademarks, trade names, service marks and service names; domain names, URLs and social media identifiers; all registrations, applications, recordings, licenses and common-law rights relating thereto, all rights to sue at law or in equity for any infringement or other impairment thereto, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto; and all other United States, state and foreign intellectual property.
“In-the-Money Company Option” will mean a Company Option having a per share exercise price less than the Common Stock Per Share Amount.
“knowledge” or “Knowledge” means, (a) with respect to any individual, that such individual will be deemed to have “knowledge” or “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter; (b) with respect to the Company, the Company will be deemed to have “knowledge” or “Knowledge” of a particular fact or other matter if any of those individuals listed in Schedule 3 is actually aware of such fact or other matter or would reasonably be expected to have become aware of such fact or other matter after reasonable diligence in the performance of his or her duties to the Company and reasonable inquiry of employees who directly report to such individuals; or (c) with respect to any entity other than the Company, that such entity will be deemed to have “knowledge” or “Knowledge” of a particular fact or other matter if the President, Chief Executive Officer, Chief Financial Officer, other executive officers of such entity is actually aware of such fact or other matter or would reasonably be expected to have become aware of such fact or other matter after reasonable diligence and inquiry of management level employees of such entities who report to such individuals.
“Lease” has the meaning set forth in Section 3.19(a).
“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any orders, writs, injunctions, awards, Permits, judgments and decrees applicable to the Company Entities or to any of their assets, properties or businesses.
“Letter of Transmittal” has the meaning set forth in Section 2.7(c).
“Material Contract” has the meaning set forth in Section 3.15(c).

“Merger” has the meaning set forth in Recital A.
“Merger Consideration” has the meaning set forth in Section 2.6(a)(i).
“Merger Consideration Dispute Notice” has the meaning set forth in Section 2.13(c).
“Merger Sub” has the meaning set forth in the introductory paragraph.
“Net Working Capital” means the sum of the current assets of the Company Entities less the sum of the current liabilities of the Company Entities, each determined in accordance with GAAP in accordance with the Company’s past practices. For purposes of calculating Net Working Capital: (A) the Company Entities’ current assets are accounts receivable, inventory, prepaid expenses and other current assets, and exclude all cash and cash equivalents, and (B) the Company Entities’ current liabilities are accounts payable, accrued expenses, customer prepayments, the current portion of deferred revenue, all liabilities for employer payroll and other Taxes in connection with the cash-out or exercise of the Vested Company Options or any other transaction-based compensation, and other current liabilities, and will exclude all Specified Transaction Expenses. A sample Net Working Capital calculation based on the Company’s June 30, 2011 Balance Sheet is attached to this Agreement as Exhibit B.
“Non-Competition Agreement” means the Non-Competition Agreement substantially in the form attached to this Agreement as Exhibit C to be executed and delivered in accordance with the terms of this Agreement.
“Non-Consenting Stockholders” has the meaning set forth in Section 7.8(b).
“Non-Employee Optionholders” has the meaning defined in Section 2.6(c)(ii).
“Closing Option Consideration” has the meaning set forth in Section 2.6(c)(i).
“Option Plans” means the Company’s 2001 Equity Incentive Plan, 2002 Equity Incentive Plan, and 2002 Management Equity Incentive Plan, each as amended through the date of this Agreement.
“Option Termination Agreement” has the meaning set forth in Section 2.6(c)(i).
“Optionholders” has the meaning defined in Section 2.6(c)(ii).
“Orbit Agreement” shall mean that certain Asset Purchase Agreement dated as of February 1, 2011 by and among the Company, Orbit Systems, Inc., Jennifer Amys, Steve McFarland, Gary Milne and Phil Palmquist, as stockholders of Orbit Systems, Inc.
“Orbit Cash” means the Orbit Holdback Cash and the Orbit Retained Cash.
“Orbit Holdback Cash” means all of the Company’s cash that constitutes “Holdback Cash” under the Orbit Agreement, which the Company represents is equal to $772,500 as of the date hereof.

“Orbit Holdback Stock” shall, prior to the Effective Time, mean the 360,140 shares of Company Common Stock identified as “Holdback Stock” in the Orbit Agreement, all of which is outstanding as of the date hereof, and, following the Effective Time, shall mean the cash that is received upon the conversion and exchange of the Orbit Holdback Stock pursuant to Section 2.6(b)(ii).
“Orbit Indemnity Stock” shall mean the 359,621 shares of Company Common Stock identified as “Indemnity Stock” in the Orbit Agreement, all of which is outstanding as of the date hereof.
“Orbit Retained Cash” means all of the Company’s cash that constitutes “Retained Cash” under the Orbit Agreement, which the Company represents is equal to $275,000 as of the date hereof.
“Orbit Stock” means the Orbit Holdback Stock and the Orbit Indemnity Stock.
“Owned Intellectual Property” means all Intellectual Property owned by the Company Entities.
“Payment Agent” means U.S. Bank National Association.
“Payment Agent Agreement” has the meaning set forth in Section 2.7(b).
“PCI DSS” has the meaning set forth in Section 3.29(b).
“Permits” has the meaning set forth in Section 3.6.
“Permitted Encumbrances” has the meaning set forth in Section 3.18.
“Person” means any individual or entity.
“Personally Identifiable Information” has the meaning set forth in Section 3.29(a).
“Personally Identifiable Information Obligations” has the meaning set forth in Section 3.29(c).
“Policies” has the meaning set forth in Section 3.29(a).
“Pre-Closing Period” has the meaning set forth in Section 6.1.
“Pre-Closing Tax Returns” has the meaning set forth in Section 7.5(c).
“Proceeding” means any action, suit, administrative or other proceeding or claim, at law or in equity, before or by any Governmental Authority or arbitration or mediation panel.
“Public Software” has the meaning set forth in 3.13(h).
“Purchaser” has the meaning set forth in the introductory paragraph.

“Purchaser Material Adverse Effect” has the meaning set forth in Section 5.3(b).
“RCRA” has the meaning set forth in Section 3.20(a)(i).
“Representation Termination Date” has the meaning set forth in Section 10.2(a).
“Representatives” means, with respect to a Person, such Person’s legal, financial, internal and independent accounting and other advisors and representatives.
“Residual Merger Consideration” means the difference obtained by subtracting (A) the sum of (1) the aggregate Series Preferred Per Share Preference Amount payable pursuant to Section 2.6(b)(i) and Section 2.6(d), plus (2) the aggregate Series Preferred Per Share Accrued Dividend Amount payable pursuant to Section 2.6(b)(i) and Section 2.6(d), from (B) the Merger Consideration (as adjusted).
“Restricted Stock Holders” means the individuals listed on Schedule 2.6.
“Restricted Stock Number” means for any Restricted Stock Holder, the aggregate number of shares of restricted Company Common Stock in respect of which such Restricted Stock Holder is entitled to be paid pursuant to such Restricted Stock Holder’s Restricted Stock Termination Agreement.
“Restricted Stock Termination Agreements” has the meaning defined in Section 2.6(f).
“Review Period” has the meaning set forth in 2.13(c).
“SEC” means the Securities and Exchange Commission.
“Selling Stockholders” means those Persons who hold shares of Company Capital Stock as of immediately prior to the Effective Time.
“Series Preferred Per Share Preference Amount” means (i) $0.52 per share of the Company Series AA Preferred Stock, (ii) $0.81 per share of the Company Series BB Preferred Stock, (iii) $0.95 per share of the Company Series CC Preferred Stock, (iv) $1.20 per share of the Company Series DD Preferred Stock and (v) $1.40 per share of the Company Series EE Preferred Stock.
“Series Preferred Per Share Accrued Dividend Amount” means, for each share of Company Preferred Stock, the difference between (i) the amount shown in the column entitled “Per Preferred Share Proceeds” on the “Preferred Stock” tab in the Consideration Spreadsheet applicable to such share minus (ii) the amount shown in the column entitled “Original Issue Price” on the “Preferred Stock” tab in the Consideration Spreadsheet applicable to such share.
“Series AA Preferred Stock Warrant Consideration” means the product obtained by multiplying (A) the aggregate number of shares of Company Series AA Preferred Stock for which the applicable Company Preferred Stock Warrant (exercisable for Company Series AA Preferred Stock) may be exercised immediately prior to the Effective Time, by (B) the difference obtained by subtracting (1) the per share exercise price of such Warrant from (2) the aggregate amount payable in respect of a single share of Company Series AA Preferred Stock pursuant to Section 2.6(b)(i).
“Series DD Preferred Stock Warrant Consideration” means the product obtained by multiplying (A) the aggregate number of shares of Company Series DD Preferred Stock for which the applicable Company Preferred Stock Warrant (exercisable for Company Series DD Preferred Stock) may be exercised immediately prior to the Effective Time, by (B) the difference obtained by subtracting (1) the per share exercise price of such Warrant from (2) the aggregate amount payable in respect of a single share of Company Series DD Preferred Stock pursuant to Section 2.6(b)(i).
“Source Code” has the meaning set forth in 3.13(g).
“Special Representation Termination Date” has the meaning set forth in Section 10.2(a).
“Special Representations” means the representations and warranties in Section 3.21 (Taxes), Section 3.22 (Employee Benefit Plans) and 3.26 (Brokers’ and Finders’ Fees).
“Specified Transaction Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by the Company Entities with respect to the Merger and the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including (i) 50% of the filing fees payable under or pursuant to the HSR Act in connection with the Merger, (ii) 50% of the fees and expenses of the Escrow Agent, (iii) 50% of the fees and expenses of the Payment Agent up to a maximum of $5,000 in the aggregate, (iv) the Company’s preparation, filing, printing and mailing of the solicitation of equity holder consents and (v) any expenses payable by the Company Entities to such advisors for tax planning for its executives or stockholders, in each case, whether or not invoiced or billed prior to the Effective Time.
“Stockholders’ Agent” has the meaning set forth in Section 10.3(a).
“Stockholders’ Agent Expense Portion” means $500,000.
“Stockholder Approval” has the meaning set forth in Section 3.4(a).
“Stockholder Consent” has the meaning set forth in Section 7.8(a).
“Straddle Returns” has the meaning set forth in Section 7.5(d).
“Subsidiary” has the meaning set forth in Section 3.2.
“Surviving Corporation” has the meaning set forth in Section 2.1.
“Tax” or “Taxes” means any federal, state, local, or foreign taxes (or other assessments in the nature of taxes), including, without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person, whether as a transferee, by contract, or otherwise, including any interest, penalty, or addition thereto.
“Tax Representation Termination Date” has the meaning set forth in Section 10.2(a).
“Tax Return” means any return, information statement or report, and all attachments and schedules thereto, required to be filed with a Governmental Authority with respect to Taxes.
“Third Party Claim” has the meaning set forth in Section 10.2(d).
“Third Party Intellectual Property” means all Intellectual Property owned by a party other than the Company Entities which the Company Entities are using.
“Transaction Agreements” this Agreement, the Non-Competition Agreements, Option Termination Agreements, Warrant Termination Agreements, Restricted Stock Termination Agreements, Letters of Transmittal, the resignation and releases delivered pursuant to Section 2.2(b)(ii)(c), Certificate of Merger and any certificates delivered pursuant to this Agreement.
“Vested Company Option” will mean that portion of an In-the-Money Company Option that is exercisable to acquire vested shares of Company Common Stock as of immediately prior to the Effective Time (but after giving effect to any acceleration of vesting of such In-the-Money Company Options in connection with the transactions contemplated by this Agreement).
“Warrant Termination Agreement” has the meaning set forth in Section 2.6(d).
“Work Permits” has the meaning set forth in Section 3.23(b).
2.    The Merger.
2.1    The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the relevant provisions of the DGCL. The separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”), governed by the laws of the State of Delaware as a wholly-owned subsidiary of Purchaser.
2.2    Closing and Closing Deliverables.
(a)    Closing. The consummation of the Merger (the “Closing”) will take place as soon as practicable, but no later than three (3) Business Days after the satisfaction or waiver of the last of the conditions set forth in Section 8 to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), or at such other time as the parties to this Agreement agree (the actual date on which the Closing takes place being the “Closing Date”). The Closing will take place at the offices of Cooley LLP (“Cooley”), 11951 Freedom Drive, Reston, Virginia 20190, or at such other location as the parties to this Agreement agree. On the Closing Date, the parties will cause the Merger to be consummated by filing the Certificate of Merger in the form of Exhibit D (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL.
(b)    Closing Deliverables.
(i)    Purchaser Deliverables. Purchaser will deliver, at or prior to the Closing, each of the following:
a)    the Escrow Fund to the Escrow Agent as set forth in Section 2.11;
b)    to the Payment Agent, an amount in cash equal to the Estimated Merger Consideration less the Escrow Fund less the Aggregate Employee Closing Option Consideration less the Aggregate Closing Restricted Stock Consideration;
c)    to the Company, an amount equal to the Aggregate Employee Closing Option Consideration plus the Aggregate Closing Restricted Stock Consideration;
d)    the Company Debt, by wire transfer of immediately available funds, to each of the payees set forth in the Consideration Spreadsheet in accordance with the payoff letters delivered by the Company to Purchaser at least three (3) Business Days prior to the Closing Date;
e)    the Specified Transaction Expenses, by wire transfer of immediately available funds, to each of the payees set forth in the Consideration Spreadsheet; and
f)    to the Company, an Escrow Agreement, dated as of the Closing Date and executed by Purchaser and the Escrow Agent.
(ii)    Company Deliverables. The Company will deliver to Purchaser, at or prior to the Closing, each of the following:
a)    copies of (A) the Certificate of Incorporation of each of the Company Entities, certified by the Secretary of State of the State of Delaware, and (B) Certificates of Good Standing from the Secretary of State (or equivalent regulatory authority) of each state and country in which each Company Entity is incorporated or qualified to do business as a foreign corporation, evidencing the good standing of each Company Entity in each such jurisdiction;
b)    the Escrow Agreement, dated as of the Closing Date and executed by the Stockholders’ Agent;
c)    a resignation and release from each of the directors and each of the officers of the Company in office immediately prior to the Closing as directors and/or officers, as applicable, of the Company in the form attached hereto as Exhibit E, effective no later than immediately prior to the Effective Time;
d)    a copy of each of (A) the text of the resolutions adopted by the Company Board authorizing the execution, delivery and performance of this Agreement, the other Transaction Agreements to which the Company is a party and the consummation of all of the transactions contemplated hereby and thereby and (B) the bylaws of the Company, along with a certificate, dated as of the Closing Date, executed on behalf of the Company by the corporate secretary of the Company certifying to Purchaser (X) that such copies are correct and complete copies of such resolutions and bylaws or similar organizational documents, respectively, (Y) that such resolutions and bylaws were duly adopted and have not been amended or rescinded and (Z) as to the incumbency and authority of the officer(s) of the Company who executed this Agreement and the other Transaction Agreements to which the Company is a party;
e)    a certificate and notice, in form and substance reasonably satisfactory to Purchaser, certifying that the transactions contemplated by this Agreement are exempt from withholding under section 1445 of the Code, in substantially the form attached as Exhibit F, dated as of the Closing Date and executed by the Company (the “FIRPTA Notice”);
f)    the consents and approvals listed or described on Schedule 2.2(b)(ii)(f);
g)    evidence of payment of all Company Debt that was not paid by the Company to the holder(s) of such debt at the Closing;
h)    an Option Termination Agreement from holders of Company Options representing at least 95% shares of Company Capital Stock subject to such Company Options; and
i)    a Warrant Termination Agreement from each holder of Company Warrants other than GATX Ventures, Inc.; and
j)    a Restricted Stock Termination Agreement from each Restricted Stock Holder.
2.3    Effective Time and Effect of the Merger. The Merger and the other transactions contemplated by this Agreement will become effective at the time at which the Certificate of Merger has been duly filed in the Office of the Secretary of State of Delaware and has become effective in accordance with the DGCL (the “Effective Time). At the Effective Time, the effect of the Merger will be as provided in this Agreement, and the Certificate of Merger will be filed pursuant to Section 2.2 and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4    Certificate of Incorporation; Bylaws. Unless otherwise agreed to by Purchaser and the Company prior to the Closing, at the Effective Time:
(a)    The certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time will be that of the Surviving Corporation until thereafter changed or amended as provided therein or by the DGCL; provided, however, that Article I of the certificate of incorporation of the Surviving Corporation will read as follows: “The name of the corporation is mindSHIFT Technologies, Inc.”; and
(b)    The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter amended.
2.5    Directors and Officers. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified.
2.6    Merger Consideration; Effect on Company Capital Stock; Treatment of Company Options and Company Warrants.
(a)    Merger Consideration.
(i)    The “Merger Consideration” will equal (1) $167,000,000 plus (2) the Adjustment Amount plus (3) the Company Cash minus (4) the total amount of Specified Transaction Expenses minus (5) the Company Debt.
(ii)    The “Escrow Fund” will be equal to the sum of (i) $20,875,000 (the “Indemnity Portion”), plus (ii) $500,000 (the “Adjustment Portion”) plus (iii) the Stockholders’ Agent Expense Portion. The Escrow Fund will be withheld from the Merger Consideration and deposited with U.S. Bank National Association (the “Escrow Agent”).
(b)    Effect on Company Capital Stock. Subject to any adjustments described in Section 2, at the Effective Time, by virtue of the Merger and without any further action on the part of Purchaser, Merger Sub, the Company, the stockholders of the Company or the Stockholders’ Agent:
(i)    Each share of Company Preferred Stock issued and outstanding immediately prior to the Closing, other than Dissenting Shares, will be converted automatically into the right to receive an amount in cash equal to the greater of (A) the sum of the applicable Series Preferred Per Share Preference Amount plus the applicable Series Preferred Per Share Accrued Dividend Amount or (B) the Common Stock Per Share Amount, in either case, minus a portion of such amount which will be withheld from such Company Holder and deposited in the Escrow Fund pursuant to Section 2.11. The amount of cash each holder of Company Preferred Stock is entitled to receive for the shares of Company Preferred Stock held by such holder will be rounded to the nearest cent and computed after aggregating cash amounts for all shares of each applicable series of Company Preferred Stock held by such holder (i.e. a holder’s shares of Company Series AA Preferred Stock will be aggregated and then rounded, a holder’s shares of Company Series BB Preferred Stock will be aggregated and then rounded, etc.).
(ii)    Each share of Company Common Stock issued and outstanding immediately prior to the Closing, other than Dissenting Shares and shares of Company Common Stock cancelled immediately prior to Closing pursuant to Restricted Stock Termination Agreements, will be converted automatically into the right to receive an amount in cash equal to the Common Stock Per Share Amount, minus a portion of such amount which will be withheld from such Company Holder and deposited in the Escrow Fund pursuant to Section 2.11. The amount of cash each holder of the Company Common Stock is entitled to receive for the shares of Company Common Stock held by such holder will be rounded to the nearest cent and computed after aggregating cash amounts for all shares of the Company Common Stock held by such holder.
(iii)    Other than the Alpheon Stock and the Orbit Stock, which shall be exchanged in accordance with clause (b)(ii) above, any shares of the Company Capital Stock then held by the Company (or held in the Company’s treasury) will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.
(c)    Treatment of Company Options.
(i)    Company Options will not be continued, assumed, or substituted for by the Company or Purchaser as part of the Merger. Prior to the Closing, the Company’s Board of Directors (the “Company Board”) will adopt appropriate resolutions and will have taken all other actions necessary and appropriate to provide that each unexpired and unexercised Company stock option (a “Company Option”) that is outstanding immediately prior to the Effective Time shall become 100% vested and may be exercised or, if not exercised, will be cancelled in exchange for the consideration in accordance with this Section 2.6(c). After such resolutions have been adopted by the Company Board, prior to the Closing, the Company will provide a notice to the holders of the Company Options (the “Optionholders”) apprising them that all Company Options that are unexercised as of immediately prior to the Effective Time will be cancelled in accordance with this Section 2.6(c) and the applicable Option Plan.
(ii)    Upon delivery of an option termination agreement substantially in the form attached as Exhibit G (an “Option Termination Agreement”), duly completed and validly executed, by an Optionholder holding a cancelled Vested Company Option, such Optionholder will be entitled to receive in consideration of the cancellation and settlement of such Vested Company Option, an amount in cash (without interest) equal to the product of (1) the total number of shares of Company Common Stock subject to such Vested Company Option and (2) the excess of the Common Stock Per Share Amount over the exercise price per share of the Company Common Stock previously subject to such Vested Company Option, minus a portion of such amount which will be withheld from such Optionholder and deposited in the Escrow Fund pursuant to Section 2.11 (the “Closing Option Consideration” and the aggregate of all Closing Option Consideration payable to holders of Vested Company Options, the “Aggregate Closing Option Consideration”). The portion of the Aggregate Closing Option Consideration payable to holders of any such cancelled Vested Company Option who are employees or former employees of the Company (the “Employee Optionholders”) shall be the

“Aggregate Employee Closing Option Consideration” and the portion of the Aggregate Closing Option Consideration payable to holders of any such cancelled Vested Company Option who are not employees or former employees of the Company as of the Effective Time (the “Non-Employee Optionholders”) shall be the “Aggregate Non-Employee Closing Option Consideration.”
(iii)    Employee Optionholders who validly execute and deliver an Option Termination Agreement to the Company at least five (5) Business Days prior to the Closing will be paid their Closing Option Consideration within one (1) Business Day following the Closing. Employee Optionholders who do not validly execute and deliver an Option Termination Agreement to the Company at least five (5) Business Days prior to the Closing will be paid their Closing Option Consideration on the first regularly scheduled payroll date of the Surviving Corporation that follows the date on which they do validly execute and deliver an Option Termination Agreement to the Company by at least two (2) Business Days. When the Closing Option Consideration becomes due and payable to an Employee Optionholder, the Surviving Corporation shall promptly cause such amounts to be disbursed to such Employee Optionholder through the Surviving Corporation’s payroll system, net of applicable Tax withholding. Any portion of the proceeds payable with respect to any Vested Company Option that is held in the Escrow Fund shall only be subject to withholding for income and employment Taxes at such time as the amounts are released and disbursed for the Escrow Fund and paid to the holder of such Vested Company Option.
(iv)    Upon surrender of an Option Termination Agreement to the Payment Agent, the Non-Employee Optionholder will be entitled to receive in exchange therefor the applicable Closing Option Consideration. The Payment Agent will, no later than the later of (i) the Closing Date or (ii) five (5) Business Days after receipt of a duly completed and executed Option Termination Agreement, cause the payment of the Closing Option Consideration to be made to such Non-Employee Optionholder by wire transfer of immediately available funds to the account designated by such holder in the Option Termination Agreement.
(v)    Except as agreed in writing by Purchaser and the Company, the Company agrees to take all actions necessary such that each Company Option, and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of Company Common Stock, will be terminated by the Company as of the Effective Time.
(d)    Treatment of the Company Preferred Stock Warrants. The Company will provide at least 30 days prior notice to the holders of the Company Preferred Stock Warrants who do not execute Warrant Termination Agreements apprising them of the Merger. To the extent that a Company Preferred Stock Warrant is unexpired and unexercised as of the Effective Time, such Company Preferred Stock Warrant will, in connection with the Merger, be cancelled and extinguished and converted automatically into the right to receive a payment in cash equal to the greater of (A) the Series AA Preferred Stock Warrant Consideration and/or Series DD Preferred Stock Warrant Consideration, as applicable, or (B) the applicable Common Stock Warrant Consideration, in either case, minus a portion of such amount which will be withheld from such holder and deposited in the Escrow Fund pursuant to Section 2.11 (such greater amount, the “Closing Preferred Warrant Consideration”). Upon surrender of a cancelled, extinguished and converted Company Preferred Stock Warrant to the Payment Agent,

together with a warrant termination agreement substantially in the form attached as Exhibit H (a “Warrant Termination Agreement”), duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Preferred Stock Warrant will be entitled to receive in exchange therefor the applicable Closing Preferred Warrant Consideration. The Payment Agent will, no later than the later of (i) the Closing Date or (ii) five (5) Business Days after receipt of a properly surrendered Company Preferred Stock Warrant and delivery of a duly completed and executed Warrant Termination Agreement, cause the payment of the Closing Warrant Consideration to be made to the holder of such Company Preferred Stock Warrant by wire transfer of immediately available funds to the account designated by such holder in the Warrant Termination Agreement.
(e)    Treatment of the Company Common Stock Warrants. The Company will provide at least 30 days prior notice to the holders of the Company Common Stock Warrants who do not execute Warrant Termination Agreements apprising them of the Merger. To the extent that a Company Common Stock Warrant is unexpired and unexercised as of the Effective Time, such Company Common Stock Warrant will, in connection with the Merger, be cancelled and extinguished and converted automatically into the right to receive a payment in cash equal to the Common Stock Warrant Consideration, minus a portion of such amount which will be withheld from such holder and deposited in the Escrow Fund pursuant to Section 2.11. Upon surrender of a cancelled, extinguished and converted Company Common Stock Warrant to the Payment Agent, together with a Warrant Termination Agreement, duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Common Stock Warrant will be entitled to receive in exchange therefor the Common Stock Warrant Consideration. The Payment Agent will, no later than the later of (i) the Closing Date or (ii) five (5) Business Days after receipt of a properly surrendered Company Common Stock Warrant and delivery of a duly completed and executed Warrant Termination Agreement, cause the payment of the Common Stock Warrant Consideration to be made to the holder of such Company Common Stock Warrant by wire transfer of immediately available funds to the account designated by such holder in the Warrant Termination Agreement.
(f)    Treatment of the Company Restricted Stock. Upon delivery of a restricted stock termination agreement in form and substance reasonably acceptable to Purchaser and the Company (a “Restricted Stock Termination Agreement”), duly completed and validly executed, by a Restricted Stock Holder, such Restricted Stock Holder will be paid in consideration of such termination and in settlement therefor, an amount in cash (without interest) equal to (1) the Common Stock Per Share Amount multiplied by (2) such Restricted Stock Holder’s Restricted Stock Number, minus a portion of such amount which will be withheld from such Restricted Stock Holder and deposited in the Escrow Fund pursuant to Section 2.11 (the “Closing Restricted Stock Consideration” and the aggregate of all such payments, the “Aggregate Closing Restricted Stock Consideration”). Restricted Stock Holders who validly execute and deliver a Restricted Stock Termination Agreement to the Company at least five (5) Business Days prior to the Closing will be paid their Closing Restricted Stock Consideration within one (1) Business Day following the Closing. Restricted Stock Holders who do not validly execute and deliver a Restricted Stock Termination Agreement to the Company at least five (5) Business Days prior to the Closing will be paid their Closing Restricted Stock Consideration on the first regularly scheduled payroll date of the Surviving Corporation that follows the date on which they do validly execute and deliver a Restricted Stock Termination Agreement to the

Company by at least two (2) Business Days. When the Closing Restricted Stock Consideration becomes due and payable to a Restricted Stock Holder, the Surviving Corporation shall (i) with respect to Restricted Stock Holders who did not make an election under Section 83(b) of the Code with respect to such Restricted Stock, promptly cause all of such amounts to be disbursed to such Restricted Stock Holder through the Surviving Corporation’s payroll system, net of applicable Tax withholding, (ii) with respect to Restricted Stock Holders who did make an election under Section 83(b) of the Code with respect to such Restricted Stock and in connection with which the Company is forgiving indebtedness incurred in connection with the purchase of such Restricted Stock, (1) promptly cause the amounts required to satisfy applicable income and employment Taxes in connection with such forgiveness of indebtedness to be withheld through the Surviving Corporation’s payroll system and (2) promptly deliver a check or wire transfer for the balance of such amounts to such Restricted Stock Holders, and (iii) with respect to all other Restricted Stock Holders, promptly deliver a check or wire transfer for such amounts to such Restricted Stock Holders. Any portion of the proceeds payable with respect to the Restricted Stock Holders who did not make elections under Section 83(b) of the Code for their Restricted Stock that is held in the Escrow Fund shall only be subject to withholding for applicable income and employment Taxes at such time as the amounts are released and disbursed from the Escrow Fund and paid to such Restricted Stock Holders.
2.7    Surrender of Certificates.
(a)    No Further Rights as Company Stockholders. At the Effective Time, all shares of Company Capital Stock, all Company Warrants and all Vested Company Options outstanding immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist, and no holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of the Company Capital Stock (a “Certificate”) and no holder of record of a warrant or option agreement that immediately prior to the Effective Time represented a Company Warrant or a Vested Company Option, respectively, will have any rights as a stockholder of the Company, a holder of Company Warrants or a holder of Vested Company Options, respectively.
(b)    Payment Agent. Prior to the Effective Time, Purchaser will have entered into an agreement with the Payment Agent (the “Payment Agent Agreement”) to act on Purchaser’s behalf as payment agent with respect to the portion of Merger Consideration that is payable to the holders of Company Capital Stock and Company Warrants.
(c)    Exchange Procedures. As promptly as practicable following the date hereof and in any event not later than the fifteenth (15th) Business Day thereafter, (i) the Payment Agent shall mail to each holder of Company Capital Stock a letter of transmittal in substantially the form attached as Exhibit I (a “Letter of Transmittal”) and instructions for use in effecting the surrender of Certificates in exchange for the applicable portion of Merger Consideration pursuant to Section 2.6(b), (ii) the Payment Agent shall mail to each holder of Company Warrants a Warrant Termination Agreement and instructions for completing, executing and returning such Warrant Termination Agreement and surrendering such Company Warrants in exchange for the applicable portion of Merger Consideration pursuant to Section 2.6(d) or Section 2.6(e), as applicable, and (iii) the Company shall mail to each holder of Vested Company Options an Option Termination Agreement and instructions for completing, executing and returning such Option Termination Agreement in exchange for the applicable portion of Merger Consideration pursuant to Section 2.6(c). The Payment Agent will, no later than the later of (i) the Closing Date or (ii) five (5) Business Days after receipt of a Certificate, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and any other customary documents that the Payment Agent may reasonably require in connection therewith, pay to the holder of such Certificate a cash amount as provided in Section 2.6(b) with respect to such Certificate so surrendered and the Certificate will forthwith be canceled. No interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate or Company Warrant or upon delivery of any Option Cancellation Agreement. In the event that the amount payable upon surrender of any Certificate or Company Warrant is to be paid to a Person other than the Person in whose name such Certificate or Company Warrant was issued, it shall be a condition of payment that the Certificate or Company Warrant so surrendered shall be properly endorsed or otherwise in proper form for transfer, and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate or Company Warrant or establish to the reasonable satisfaction of the Payment Agent that such Taxes have been paid or are not applicable. Until so surrendered, each outstanding Certificate or Company Warrant that prior to the Effective Time represented shares of Company Capital Stock (other than Dissenting Shares) or Company Warrants will be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the portion of the Merger Consideration as provided in Section 2.6(b), Section 2.6(d) or Section 2.6(e), as applicable. If, after the Effective Time, any Certificate or Company Warrant is presented to the Payment Agent, it will be cancelled and exchanged as provided in this Section 2.7.
(d)    Transfers of Ownership. At the Effective Time, the stock transfer books of the Company will be closed, and there will thereafter be no further registration of transfers of shares of Company Capital Stock outstanding immediately prior to the Effective Time on the records of the Company. All cash paid upon the surrender for exchange of Certificates or Company Warrants in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Capital Stock formerly represented by such Certificates and the Company Warrants represented by such Company Warrants, respectively.
(e)    No Liability. Notwithstanding anything to the contrary in this Section 2.7, neither Purchaser nor the Surviving Corporation or any other party to this Agreement will be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property law, escheat law or similar law.
2.8    Lost, Stolen or Destroyed Certificates. . In the event any Certificate or Company Warrant will have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Purchaser, of that fact by the Person claiming such Certificate or Company Warrant to be lost, stolen or destroyed and, if required by Purchaser or the Payment Agent, the posting by such Person of a customary bond in such amount as Purchaser or the Payment Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate or Company Warrant, the Payment Agent will pay to the record holder of such Certificate the consideration into which the shares of Company Capital Stock formerly represented by such Certificate have been converted pursuant to Section 2.6(b) or pay to the record holder of such Company Warrant the consideration into which the Company Warrant has been converted pursuant to Section 2.6(d) or (e), in each case, upon the making of an affidavit of that fact by such record holder. In no event shall Purchaser be required to post any bond in respect of any lost, stolen or destroyed Certificate or Company Warrant.
2.9    Dissenting Shares.
(a)    Generally. Notwithstanding any provision of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has demanded and perfected appraisal rights for such shares in accordance with Section 262 of the DGCL (a “Dissenting Stockholder”), and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters’ rights (“Dissenting Shares”) will not be converted into or represent a right to receive any cash consideration pursuant to this Article 2, but the holder thereof will only be entitled to such rights as are granted by the DGCL.
(b)    Withdrawal or Loss of Right. Notwithstanding the provisions of Section 2.9(a), if any holder of shares of Company Capital Stock who demands appraisal of such shares under the DGCL effectively withdraws or loses (through failure to perfect or otherwise) the right to appraisal, then, as of the later of (i) the Effective Time or (ii) the time that such right to appraisal has been irrevocably lost, waived, withdrawn or expired, such holder’s Dissenting Shares will automatically be converted into and represent only the right to receive the amount of cash which its holder would have been entitled to receive pursuant to this Article 2 had it not demanded appraisal rights under the DGCL, without interest thereon, upon surrender to the Company of the certificate representing such shares in accordance with Section 2.7.
2.10    Treatment of Merger Sub Capital Stock. Each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding will be converted into one share of common stock of the Surviving Corporation.
2.11    Escrow Fund.
(a)    Prior to any amount being distributed to any Company Holder pursuant to Section 2.6, the Escrow Fund will be withheld from the Merger Consideration and deposited with the Escrow Agent. The Indemnity Portion of the Escrow Fund will be held for the purpose of securing the indemnification obligations of the Company set forth in this Agreement and the obligations pursuant to Section 2.13(d) and Section 7.5. The Adjustment Portion of the Escrow Fund will be held for the purpose of securing the obligations of the Company Holders set forth in Section 2.13 of this Agreement. The Stockholders’ Agent Expense Portion of the Escrow Fund will be held for the purpose of funding any expenses of the Stockholders’ Agent arising in connection with the administration of the Stockholders’ Agent’s duties in this Agreement after the Effective Time. The Escrow Fund will be withheld from the aggregate amount of Merger Consideration otherwise payable to each Company Holder pursuant to Section 2.6, with the amount withheld equal to such Company Holder’s Company Holder Percentage Interest of the aggregate amount of Merger Consideration otherwise payable to such Company Holder pursuant to Section 2.6. The Escrow Agreement will provide for (i) the release, subject to a reserve for pending claims, of the Indemnity Portion of the Escrow Fund remaining in the escrow account within five (5) Business Days after the eighteen (18)-month anniversary of the Closing Date, (ii) the release of the Adjustment Portion of the Escrow Fund upon Final Merger Consideration being finally determined pursuant to Section 2.13, and (iii) the release of the Stockholders’ Agent Expense Portion of the Escrow Fund upon receipt of written notice from the Stockholders’ Agent. Upon the release and distribution to the Company Holders of any portion of the Escrow Fund, each Company Holder shall be entitled to receive an amount equal to the portion of the Escrow Fund being released and distributed multiplied by the such Company Holder’s Company Holder Percentage Interest.
2.12    Transaction Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such expense, except that the Company will pay all Specified Transaction Expenses whether or not the Company incurred such Specified Transaction Expenses. Without limiting the generality of the foregoing, all Specified Transaction Expenses unpaid by the Company by the Closing Date will be borne by the Company Holders via a reduction of the Merger Consideration pursuant to the terms of this Agreement.
2.13    Net Working Capital Adjustment.
(a)    Not less than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Purchaser in writing (i) a good faith estimate of the Merger Consideration (the “Estimated Merger Consideration”), (ii) an estimated consolidated balance sheet for the Company Entities as of immediately prior to the Adjustment Calculation Date (the “Estimated Balance Sheet”), (iii) the Consideration Spreadsheet, and (iv) a certificate executed by the Chief Financial Officer of the Company certifying the foregoing. The Estimated Balance Sheet shall be prepared, and all of the components of the Adjustment Amount (and the individual elements thereof, as applicable) used to calculate the Estimated Merger Consideration shall be determined, in accordance with GAAP, and on a basis consistent with the accounting methods, practices and procedures used to prepare the audited financial statements for the Company’s fiscal year ended December 31, 2010 insofar as such practices are consistent with GAAP (including appropriate closing adjustments, as if the Closing were at a fiscal year end).
(b)    As soon as practicable following the Closing Date, but in no event later than ninety (90) days after the Closing Date, Purchaser will prepare and deliver to the Stockholders’ Agent (i) a consolidated balance sheet of the Company Entities as of the close of business on the day immediately prior to the Adjustment Calculation Date, provided that if the Adjustment Calculation Date is later than the Closing Date, then such balance sheet shall not give effect to any acts or omissions by the Surviving Corporation between the Closing Date and the Adjustment Calculation Date to the extent that any such acts or omissions were not in the ordinary course of the Company’s business consistent with past practice (the “Adjustment Calculation Date Balance Sheet”), (ii) a determination of the Net Working Capital as of the Adjustment Calculation Date, the Adjustment Amount, Company Cash as of the Adjustment Calculation Date, Specified Transaction Expenses as of the Adjustment Calculation Date, and Company Debt as of the Adjustment Calculation Date, provided that if the Adjustment Calculation Date is later than the Closing Date, then such determination of Net Working Capital, the Adjustment Amount, Company Cash and Company Debt shall not give effect to any acts or omissions by the Surviving Corporation between the Closing Date and the Adjustment Calculation Date to the extent that any such acts or omissions were not in the ordinary course of the Company’s business consistent with past practice, and (iii) a statement setting forth each of the items described in clause (ii) and the determination of the resulting Merger Consideration (the “Final Merger Consideration,” and such statement, the “Final Merger Consideration Statement”). The components of Net Working Capital, the Adjustment Amount and the Closing Balance Sheet will be determined in accordance with GAAP, and on a basis consistent with the accounting methods, practices and procedures used to prepare the audited financial statements for the Company’s fiscal year ended December 31, 2010 insofar as such practices are consistent with GAAP (including appropriate closing adjustments, as if the Closing were at a fiscal year end).
(c)    The Stockholders’ Agent and its Representatives (subject to reasonable confidentiality restrictions) shall be permitted during the Review Period and thereafter until Final Merger Consideration is finally determined pursuant to this Section 2.13(c) reasonable access, upon reasonable notice, to the records, work papers and calculations used by Purchaser in the preparation of the Adjustment Calculation Date Balance Sheet and the Final Merger Consideration Statement and in calculating the Final Merger Consideration. The Stockholders’ Agent will have thirty (30) days after delivery of the Adjustment Calculation Date Balance Sheet and Final Merger Consideration Statement (the “Review Period”) in which to notify Purchaser in writing (such notice, a “Merger Consideration Dispute Notice”) of any discrepancy in, or disagreement with, the calculation of the Final Merger Consideration (and specifying the amount in dispute and setting forth in reasonable detail the basis for such discrepancy or disagreement), and upon agreement by Purchaser regarding the adjustment requested by the Stockholders’ Agent, an appropriate adjustment will be made thereto. If the Stockholders’ Agent does not deliver a Merger Consideration Dispute Notice to Purchaser during the Review Period, the Adjustment Calculation Date Balance Sheet and Final Merger Consideration Statement will be deemed to be accepted in the form presented to the Stockholders’ Agent. If a Merger Consideration Dispute Notice is delivered by the Stockholders’ Agent during the Review Period, Purchaser and the Stockholders’ Agent shall negotiate in good faith to resolve any discrepancy or disagreement, and any resolution agreed to in writing by Purchaser and the Stockholders’ Agent shall be final and binding upon the parties. If Purchaser and the Stockholders’ Agent are unable to resolve any discrepancy or disagreement within thirty (30) days following the delivery of the Merger Consideration Dispute Notice, then the discrepancy or disagreement will be submitted for review and final determination by the Independent Accounting Firm. The review of the Independent Accounting Firm will be limited to the discrepancies and disagreements set forth in the Merger Consideration Dispute Notice, and the resolution of such discrepancies and disagreements and the determination of the Merger Consideration by the Independent Accounting Firm will be (i) in writing, (ii) made in accordance with GAAP, and on a basis consistent with the accounting methods, practices and procedures used to prepare the audited financial statements for the Company’s fiscal year ended December 31, 2010 insofar as such practices are consistent with GAAP (including appropriate closing adjustments, as if the Closing were at a fiscal year end), (iii) with respect to any specific discrepancy or disagreement, no greater than the higher amount calculated by Purchaser or the Stockholders’ Agent, as the case may be, and no lower than the lower amount calculated by Purchaser or the Stockholders’ Agent as the case may be, (iv) made as promptly as practical after the submission of such discrepancies and disagreements to the Independent Accounting Firm

(but in no event later than thirty (30) days after the date of submission), and (v) final and binding upon, and non-appealable by, the parties to this Agreement and their respective successors and assigns for all purposes of this Agreement, and not subject to collateral attack for any reason absent manifest error or fraud. All expenses and fees of the Independent Accounting Firm shall be borne by Purchaser, on the one hand, and the Company Holders (paid by the Stockholders’ Agent solely on behalf of the Company Holders from the Stockholders’ Agent Expense Portion to the extent available), on the other hand, in proportion to the relative amount Purchaser’s and/or the Stockholders’ Agent’s respective determination has been modified. For example, if the Stockholders’ Agent challenges the calculation of the Final Merger Consideration by an amount of $100,000, but the Independent Accounting Firm determines that the Stockholders’ Agent has a valid claim for only $40,000, Purchaser shall bear forty percent (40%) of the fees and expenses of the Independent Accounting Firm and the Company Holders (paid by the Stockholders’ Agent solely on behalf of the Company Holders from the Stockholders’ Agent Expense Portion to the extent available) shall bear the other sixty (60%) of such fees and expenses.
(d)    If the Final Merger Consideration as finally determined pursuant to Section 2.13(c) exceeds the Estimated Merger Consideration paid on the Effective Date, Purchaser will promptly pay to the Payment Agent the amount by which the Final Merger Consideration exceeds the Estimated Merger Consideration for distribution to the Company Holders (in accordance with each Company Holder’s respective Company Holder Percentage Interest). If the Estimated Merger Consideration exceeds the Final Merger Consideration, the Stockholders’ Agent will promptly instruct the Escrow Agent to pay to Purchaser the amount by which the Estimated Merger Consideration exceeds the Final Merger Consideration out of the Adjustment Portion of the Escrow Fund. To the extent that the Adjustment Portion of the Escrow Fund shall be insufficient to pay such amount payable to Purchaser, Purchaser shall first be required to recover such shortfall from the Indemnity Portion of the Escrow Fund before pursuing any remedy directly against the Company Holders for such shortfall. Each Company Holder’s liability for any such shortfall that is not recoverable from the Adjustment Portion or the Indemnity Portion of the Escrow Fund shall be limited to such Company Holder’s Company Holder Percentage Interest of such shortfall and shall be several, and not joint with any other Company Holder, and shall not exceed the total amount of Merger Consideration paid to such Company Holder under this Agreement (including any amounts withheld and deposited into the Escrow Fund on such Company Holder’s behalf). After the above payments have been paid, any remaining amounts in the Adjustment Portion of the Escrow Fund shall be released to the Payment Agent for distribution to the Company Holders in accordance with each Company Holder’s respective Company Holder Percentage Interest.
2.14    Transfer Taxes. All transfer, documentary, registration and other such Taxes (including, without limitation, charges for or in connection with the recording of any instrument or document as provided in this Agreement) payable in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by Purchaser when due, and Purchaser shall, at its own expense, prepare and file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, registration and other such Taxes, and, if required by applicable Legal Requirement, the Stockholder’s Agent shall join in the execution of any such Tax Returns and documentation.

2.15    Consideration Spreadsheet. Pursuant to Section 2.13(a), the Company will prepare and deliver to Purchaser a spreadsheet (the “Consideration Spreadsheet”) in the form agreed to by the Company and Purchaser, which spreadsheet will be dated as of the Closing Date and will set forth all of the following information, as applicable and as of the Closing Date:
(a)    the calculation of the Adjustment Amount, the Company Cash, the Residual Merger Consideration and the Common Stock Per Share Amount;
(b)    the amount of Specified Transaction Expenses and Company Debt (including an itemized list of each such Specified Transaction Expense or Company Debt indicating the general nature of such expense (i.e., legal, accounting, etc.) and the Person to whom such expense or debt is owed);
(c)    the name of each Company Holder and its, his or her address and taxpayer identification number as reflected in the records of the Company;
(d)    the type and number of shares of Company Preferred Stock held by each Company Holder;
(e)    the number of shares of Company Common Stock held by each Company Holder;
(f)    the number of shares of Company Common Stock subject to each Company Option held by each Company Holder and the exercise price of each such Company Option;
(g)    the number of shares of Company Common Stock subject to each Company Common Stock Warrant held by each Company Holder and the exercise price of each such Company Common Stock Warrant;
(h)    the number of shares of Company Series AA Preferred Stock or Series DD Preferred Stock subject to each Company Preferred Stock Warrant held by each Company Holder, the exercise price of each such Warrant and the Closing Preferred Warrant Consideration Payable in respect of such Company Preferred Stock Warrant;
(i)    the aggregate Series Preferred Per Share Preference Amount and Series Preferred Per Share Accrued Dividend Amount or Company Common Stock Per Share Amount, as applicable, payable to each Company Holder in exchange for shares of Company Series AA Preferred Stock, Company Series BB Preferred Stock, Company Series CC Preferred Stock, Company Series DD Preferred Stock and/or Company Series EE Preferred Stock, as the case may be, held by such Company Holder;
(j)    the aggregate amount of cash payable to each Company Holder in exchange for the shares of Company Capital Stock held by such Company Holder;
(k)    the Restricted Stock Number for each Restricted Stock Holder and the aggregate amount of Closing Restricted Stock Consideration payable to such Restricted Stock Holder (including the amount of cash required to be deducted and withheld from such

Company Holder for Taxes and the portion of such Closing Restricted Stock Consideration that will be run through the Surviving Corporation’s payroll) and the amount of the Aggregate Closing Restricted Stock Consideration;
(l)    the amount of cash payable to each Company Holder in exchange for Company Options held by such Company Holder (including, in the case of Employee Optionholders, the amount of cash required to be deducted and withheld from such Employee Optionholder for Taxes and the amount of Tax payable by the Company in connection with such Company Option), the Aggregate Closing Option Consideration, the Aggregate Employee Closing Option Consideration and the Aggregate Non-Employee Closing Option Consideration;
(m)    the amount of cash payable to each Company Holder in exchange for Company Preferred Stock Warrants held by such Company Holder;
(n)    the amount of cash payable to each Company Holder in exchange for Company Common Stock Warrants held by such Company Holder; and
(o)    the Company Holder Percentage Interest of each Company Holder in the Escrow Fund.
2.16    Alpheon and Orbit Earn-Outs.
(a)    If, as of the Effective Time, any of the Alpheon Holdback Cash, Alpheon Earnout Stock, Alpheon Holdback Stock, Orbit Holdback Cash or Orbit Holdback Stock remains subject to payment to the Seller (as defined in the Alpheon Agreement and the Orbit Agreement, as applicable) upon the satisfaction of one or more conditions precedent to such payment under the Alpheon Agreement or the Orbit Agreement, as applicable, then the Surviving Corporation shall not take any action for the purpose of avoiding the Surviving Corporation’s obligations under Section 2.16(c). The Company acknowledges that, after the Closing, Purchaser will operate the Surviving Corporation in its sole discretion, that all determinations of revenue under the Alpheon Agreement and the Orbit Agreement will, to the extent permitted by the Alpheon Agreement and the Orbit Agreement, as applicable, be made by Purchaser using its own accounting principles, practices and conventions, which may change from time to time, and that Purchaser owes no fiduciary duty or express or implied duty to the Company or any Company Holder with respect thereto.
(b)    If the Surviving Corporation determines that the Seller under the Alpheon Agreement and/or Orbit Agreement, as applicable, is entitled to payment of all or any portion of the Alpheon Holdback Cash, Alpheon Earnout Stock, Alpheon Holdback Stock, Orbit Holdback Cash and/or Orbit Holdback Stock, as applicable, then, at least ten (10) Business Days prior to making any such payment, the Surviving Corporation shall provide notice of such determination and permit, upon request within such 10-day period, the Stockholders’ Agent and its Representatives (subject to reasonable confidentiality restrictions) reasonable access, upon reasonable notice, to the records, work papers and calculations used by the Surviving Corporation in making such determination.
(c)    Promptly following any final determination that all or any portion of the Alpheon Holdback Cash, Alpheon Earnout Stock. Alpheon Holdback Stock, Orbit Holdback Cash and/or Orbit Holdback Stock is not payable to the Seller under the Alpheon Agreement and/or the Orbit Agreement, as applicable, the Surviving Corporation shall cause such Alpheon Holdback Cash, Alpheon Earnout Stock, Alpheon Holdback Stock, Orbit

Holdback Cash and/or Orbit Holdback Stock, as applicable, to be paid to the Payment Agent for distribution to the Company Holders in accordance with their respective Company Holder Percentage Interests, less any portion of such amount that the Surviving Corporation is entitled to set-off under the indemnity provisions of the Alpheon Agreement and/or the Orbit Agreement.
(d)    The Surviving Corporation’s obligations under this Section 2.16 shall expire on such date as all of the Alpheon Holdback Cash, Alpheon Earnout Stock, Alpheon Holdback Stock, Orbit Holdback Cash and/or Orbit Holdback Stock is (i) paid to the Seller under the Alpheon Agreement and/or the Orbit Agreement, as applicable, in accordance with this Section 2.16, (ii) set-off by the Surviving Corporation in accordance with the indemnity provisions of the Alpheon Agreement and/or the Orbit Agreement, and/or (iii) paid to the Payment Agent for distribution to the Company Holders in accordance with Section 2.16, including any combination thereof.
2.17    Distributions by Payment Agent. At least ten (10) Business Days prior to effecting any distribution of cash to the Company Holders (other than the initial distribution of cash contemplated by the Consideration Spreadsheet delivered by the Company pursuant to Section 2.13(a)), the Payment Agent shall deliver to the Stockholders’ Agent a schedule reflecting the allocation of such distribution of cash among the Company Holders in accordance with each Company Holder’s Company Holder Percentage Interest.  If the Stockholders’ Agent does not object in writing to such allocation within seven (7) Business Days following the delivery of such schedule, then the Company Holders shall be deemed to have approved such schedule. If the Stockholders’ Agent objects in writing to such allocation within seven (7) Business Days of the delivery of such schedule, then Payment Agent, Purchaser and the Stockholders’ Agent shall cooperate in good faith to resolve any such objections prior to the Payment Agent making the applicable distribution and shall proceed to make such distribution upon such resolution.
2.18    Taking of Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, Purchaser and the Surviving Corporation are fully authorized in their respective names to take, and will take, all such lawful and necessary or desirable action, so long as such action is not inconsistent with this Agreement.
3.    Representations and Warranties of the Company. The Company represents and warrants to Purchaser that, except as disclosed in a disclosure schedule of even date herewith delivered by the Company to Purchaser (the “Company Disclosure Schedule”):
3.1    Organization, Standing and Power. Each Company Entity is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Company Entity has the corporate power to own its properties and to carry on its business as now being conducted (the “Current Company Business”). Each Company Entity is duly qualified to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction), in each jurisdiction where the operation of the Current Company Business by the Company Entities requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered, or made available for review, to Purchaser or its advisors true and correct copies of the certificate of incorporation and bylaws for each Company Entity as in effect as of the date of this Agreement. None of the Company Entities is in material violation of any of the provisions of its certificate of incorporation or bylaws. The Company has delivered to Purchaser or its Representatives (or made available for review by Purchaser or its Representatives) true and complete copies of the stock ledger and minute book for the Company .
3.2    No Subsidiaries. Section 3.2 of the Company Disclosure Schedule lists all of the subsidiaries of the Company (the “Subsidiaries”) and, for each Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Except as disclosed in Section 3.2 of the Company Disclosure Schedule, (i) the Company has no subsidiaries and (ii) the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.
3.3    Power and Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated hereby and to perform its obligations under this Agreement. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the receipt of the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Purchaser and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, asserted in any Proceeding.
3.4    Authorization.
(a)    Stockholder Approval. The stockholder vote necessary to approve and effect the Merger, this Agreement and the transactions contemplated hereby (the “Stockholder Approval”) is the affirmative vote from the holders of: (i) a majority of the shares of the Company Capital Stock, voting together as a single class on an as-converted basis, as applicable, (ii) either (A) one-third of the outstanding shares of Company Series AA Preferred Stock, (B) one-third of the outstanding shares of Company Series BB Preferred Stock, (C) one-third of the outstanding shares of Company Series CC Preferred Stock, (D) one-third of the outstanding shares of Company Series DD Preferred Stock, or (E) one-third of the outstanding shares of Company Series EE Preferred Stock, in each case that are outstanding on the record date chosen for purposes of determining the stockholders of the Company entitled to vote on the approval of this Agreement by written consent in accordance with the relevant provisions of the DGCL and voting as a separate class. The Company has not purported to have its stockholders vote or otherwise execute or deliver a written consent under the relevant provisions of the DGCL for the adoption of this Agreement prior to both the approval of this Agreement and the declaration of its advisability by the Company Board and the execution and delivery of this Agreement.
(b)    Board Approval. The Company Board, pursuant to an action by unanimous written consent, duly and unanimously: (i) adopted resolutions approving, declaring advisable and recommending the approval by the stockholders of this Agreement and the execution and delivery thereof and the consummation of the Merger and the transactions consummated hereby and (ii) determined that the Merger Consideration paid under this Agreement to the Company Holders and the other terms of this Agreement are in the best interests of the Company and the stockholders of the Company.
3.5    Noncontravention. The execution and delivery of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not: (a) contravene, conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of the Company, as amended; (b) result in a breach of, default under or constitute any event that, with or without notice or lapse of time or both, would constitute a breach of or default under, result in the termination, amendment of the terms, suspension of performance, abandonment of performance or acceleration of performance or create in any party the right to terminate, amend the terms of, suspend performance of, abandon performance of or accelerate performance of or require a consent under any Material Contract; (c) violate any Legal Requirement applicable to the Company Entities or any of their properties or assets; or (d) result in the creation of any Encumbrance (other than a Permitted Encumbrance), on any of the Company Entities or any of their properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a “Governmental Authority”) is required to be obtained or made by the Company at or prior to the Effective Time in order for the Company to execute and deliver this Agreement or to consummate the Merger, except for: (i) the filing of the Certificate of Merger as provided in Section 2.2; (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required to be obtained or made by the Company under applicable state securities laws; and (iii) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), and foreign antitrust laws.
3.6    Governmental Authorizations. The Company or one of its Subsidiaries has obtained each material federal, state, county, local or foreign Governmental Authority consent, license, permit, grant or other authorization (“Permits”) that is required for the operation by the Company Entities of the Current Company Business, and all of such Permits obtained by the Company Entities are in full force and effect.
3.7    Financial Statements. The Company has delivered to Purchaser or its Representatives (or made available for review by Purchaser or its Representatives) (a) the audited consolidated balance sheets, statements of operations, statements of stockholders equity and statements of cash flows of the Company Entities as of and for the fiscal years ended December 31, 2008, December 31, 2009 and December 31, 2010, and (b)(i) the unaudited consolidated balance sheet of the Company Entities as of September 30, 2011 (the “Company

Balance Sheet”) and (ii) the unaudited statements of operations and cash flows of the Company Entities for the period ended September 30, 2011, in the case of (a) above together with the notes to such financial statements (collectively, the “Company Financial Statements”). The Company Financial Statements (i) are consistent with the Books and Records of the Company Entities; (ii) have been prepared in accordance with GAAP (except as disclosed in the notes thereto and except that the unaudited the Company Financial Statements do not contain footnotes and are subject to normal year-end audit adjustments) applied on a consistent basis throughout the periods covered; and (iii) fairly present, in all material respects and in accordance with GAAP, the financial condition, results of operations, stockholders’ equity and cash flows of the Company Entities as of the dates indicated therein, subject to normal year end audit adjustments and the absence of footnotes in the case of the unaudited the Company Financial Statements.
3.8    Capitalization and Stockholder Information.
(a)    Capitalization. The authorized capital stock of Company consists of 115,000,000 shares of Company Common Stock and 62,416,883 shares of Company Preferred Stock. As of the date of this Agreement, there were issued and outstanding 37,762,901 shares of Company Common Stock, of which 2,936,217 shares are subject to outstanding restricted stock agreements, 5,769,231 shares of Company Series AA Preferred Stock, 13,768,858 shares of Company Series BB Preferred Stock, 20,368,422 shares of Company Series CC Preferred Stock, 11,666,667 shares of Company Series DD Preferred Stock and 10,000,000 shares of Company Series EE Preferred Stock. 217,389 shares of Company Series AA Preferred Stock are subject to the Company Series AA Preferred Stock Warrants, 500,000 shares of Company Series DD Preferred Stock are subject to the Company Series DD Preferred Stock Warrants and 72,635 shares of Company Common Stock are subject to the Company Common Stock Warrants. All outstanding shares of Company Capital Stock (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) are free of any liens or encumbrances created by the Company, and (iii) were not issued in violation of any preemptive rights or rights of first refusal created by statute, the certificate of incorporation or bylaws of Company or any agreement to which Company is a party or by which it is bound. As of the date of this Agreement, there are 7,187,809 shares of Company Common Stock that are subject to outstanding Company Options. Except as set forth above and in Section 3.8(a) of the Company Disclosure Schedule and for the rights created pursuant to this Agreement, the Company Options, the Company Warrants and other rights disclosed in the preceding sentences, there are no options, warrants, calls, rights, commitments or agreements that are outstanding to which Company is a party or by which it is bound, obligating Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock or obligating Company to grant, or enter into any option, warrant, call, right, commitment or agreement regarding shares of Company Capital Stock (collectively “Company Stock Entitlements”).
(b)    Shares and Stockholder Information. Section 3.8(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement: (i) the number of shares of each class and series of Company Capital Stock that each current stockholder of the Company holds of record; and (ii) to the knowledge of the Company, the address and state of residence of such stockholder.

3.9    Absence of Certain Changes. Between December 31, 2010 (the Company Balance Sheet Date”) and the date of this Agreement, each Company Entity has conducted its business in the ordinary course consistent with past practice and there has not occurred (a) any Company Material Adverse Effect and (b) any event has arisen that, if it arose after the date hereof, would constitute a violation of Section 6.1(a)(Charter Documents), Section 6.1(c)(Intellectual Property Rights), Section 6.1(d)(Dispositions), Section 6.1(g)(Insurance), Section 6.1(h)(Waiver), Section 6.1(i)(Acquisitions), Section 6.1(j)(Books and Records), Section 6.1(k)(Taxes) or Section 6.1(l)(Prepayments and Waivers).
3.10    Absence of Undisclosed Liabilities. None of the Company Entities has any liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted) except for (a) liabilities disclosed in Section 3.10 of the Company Disclosure Schedule, (b) liabilities reflected in, reserved against or disclosed in the Company Financial Statements (including the notes thereto), (c) liabilities incurred or expenses accrued by the Company Entities in the ordinary course of business since June 30, 2011 (to the extent such liabilities will be set forth in the Estimated Balance Sheet and, when finalized in accordance with Section 2.13, the Adjustment Calculation Date Balance Sheet), (d) Specified Transaction Expenses, (e) liabilities that have arisen outside of the ordinary course of business since the Company Balance Sheet Date, which individually or in the aggregate are not or would not reasonably be expected to be material to the Company Entities, and (f) liabilities that would be required to be disclosed in any of Section 3.1 through Section 3.9 and Section 3.11 through Section 3.30 of the Company Disclosure Schedule in order to avoid a breach of the corresponding representations and warranties of the Company disregarding, for purposes of this clause (f), any Knowledge or materiality qualifiers in the corresponding representations and warranties of the Company.
3.11    Litigation.
(a)    There is no Proceeding pending or, to the knowledge of the Company, Proceeding or investigation, audit or review by a Governmental Authority threatened against any of the Company Entities or, against any of its respective officers or directors (in their capacities as such).
(b)    There is no judgment, decree or order against any of the Company Entities or against any of its respective directors or officers (in their capacities as such).
3.12    Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon any of the Company Entities that has, or would reasonably be expected to have, the effect of prohibiting or impairing (i) the conduct of the Current Company Business by the Company Entities, or (ii) the ability of any of the Company Entities to transact business in any market, field or geographical area or with any Person.
3.13    Intellectual Property.
(a)    Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all patents, patent applications, patent and invention disclosures available for filing, mask works and copyrighted works covered by pending applications and registrations, domain names, and social media identifiers, and trademarks and trademark covered by pending applications and registrations which constitute Owned Intellectual Property. Section 3.13(a)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all material unregistered Intellectual Property that constitutes Owned Intellectual Property; provided that trade secrets and computer software programs need only be listed by category.
(b)    Set forth in Section 3.13(b)(i) of the Company Disclosure Schedule are all agreements of the Company Entities by which any of the Company Entities receives rights in or to any Business Intellectual Property, including the distribution or license of, or royalty payments with respect to, Third Party Intellectual Property as licensee. None of the individuals listed on Annex 2 to Section 3.13(b)(i) of the Company Disclosure Schedule has an ownership interest in any of the Intellectual Property required to be listed in Section 3.13(a)(i) of the Company Disclosure Schedule. Set forth in Section 3.13(b)(ii) of the Company Disclosure Schedule are all agreements of the Company Entities by which any of the Company Entities grants rights in or to any Owned Intellectual Property, including the distribution or license of, or royalty payments with respect to, Business Intellectual Property, as licensor. Except as set forth in Section 3.13(b)(iii) of the Company Disclosure Schedule, with respect to the Intellectual Property agreements listed in Section 3.13(b)(i) and (ii) of the Company Disclosure Schedule: (i) all are valid, binding and in full force and effect, (ii) each Company Entity and, to the Company’s knowledge, each other party thereto have performed in all material respects their obligations thereunder, and (iii) neither any Company Entity nor, to Company’s knowledge, any other party thereto is in default thereunder. Except as set forth in Section 3.13(b)(iv) of the Company Disclosure Schedule, none of the Company Entities has received notice that any party to any such listed Intellectual Property agreement intends to cancel, terminate or refuse to renew (if renewable) such Intellectual Property agreement.
(c)    Except as set forth in Section 3.13(c) of the Company Disclosure Schedule:
(i)    the Company Entities own all right, title and interest in and to all of the Owned Intellectual Property, and have a valid right to use all Third Party Intellectual Property, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances) and free from any requirement of any past, present or future payments (other than maintenance and similar payments), charges or fees or conditions, rights or restrictions (except, in the case of Third Party Intellectual Property, as provided pursuant to the terms of the agreements governing such Third Party Intellectual Property) (it being understood that the foregoing will not, in any event, be construed as a representation regarding non-infringement, with respect to the Owned Intellectual Property or the Third Party Intellectual Property);
(ii)    To the Company’s knowledge, (A) no Owned Intellectual Property, no activity of the Current Company Business and no service rendered by the Company Entities within the past five years, and (B) no Third Party Intellectual Property, is alleged to infringe upon or infringes upon any Intellectual Property or other rights owned or held by any other Person;
(iii)    the rights of the Company Entities in and to all Owned Intellectual Property, to the Company’s knowledge, and all Third Party Intellectual Property are valid and enforceable, and no Owned Intellectual Property and, to the Company’s Knowledge, Third Party Intellectual Property, is subject to any outstanding Encumbrance (other than Permitted Encumbrances), judgment, ruling, order, writ, decree, stipulation, injunction or determination by or with any Governmental Authority restricting the use of such Intellectual Property, nor is there (or has there been within the past three years) any pending or, threatened, Proceeding relating to any Owned Intellectual Property or, to the Company’s knowledge, Third Party Intellectual Property (including any interference, reissue, reexamination or opposition Proceeding, or any Proceeding contesting the rights of the Company Entities to any Business Intellectual Property or the ownership, use, enforceability or validity of any Business Intellectual Property);
(iv)    to the Company’s knowledge, there is no infringement or misappropriation of any Business Intellectual Property by any Person;
(v)    none of the Company Entities is bound by any existing or contingent covenant or obligation not to sue or otherwise enforce any legal rights with respect to any Business Intellectual Property;
(vi)    each Company Entity is in compliance in all material respects with all applicable Legal Requirements with regards to all Owned Intellectual Property and has taken all commercially reasonable steps to maintain or renew all Owned Intellectual Property (including payment of filing, examination, publication, issue, renewal and maintenance fees and other similar fees and filing proofs of working or use); and
(vii)    there are no actions that must be taken by any of the Company Entities within one hundred twenty (120) days after the date of this Agreement for the purpose of obtaining, maintaining, perfecting, preserving or renewing any Owned Intellectual Property that is registered. A Company Entity is the owner of record of each item of the Owned Intellectual Property that is registered. None of the Company Entities has conducted its business, and has not used or enforced (or failed to use or enforce) the Owned Intellectual Property that is registered, in a manner that would result in the abandonment, cancellation or unenforceability or forfeiture or relinquishment of any Owned Intellectual Property that is registered.
(d)    Each Company Entity has taken commercially reasonable steps (including measures to protect secrecy and confidentiality and otherwise prevent the disclosure of Confidential Information) to protect each Company Entity's right, title and interest in and to, or its right to use (as applicable), all material Business Intellectual Property. All employees and independent contractors of the Company Entities who contributed in a material manner to the creation or development of any Intellectual Property of the Company Entities (i) have a legal obligation of confidentiality to the Company Entities with respect to such information and (ii) have duly executed and delivered agreements with a Company Entity pertaining to the assignment, without additional consideration, to the Company Entities of all Intellectual Property of the Company Entities, including inventions, discoveries and ideas, whether or not patented or patentable, conceived or reduced to practice during the course of their employment or engagement by the Company or its Affiliates. No present or former employee officer, director, contractor or consultant of the Company Entities owns or has a proprietary, financial or other interest, direct or indirect, in whole or in part in any material Business Intellectual Property.

(e)    Except as set forth in Section 3.13(e) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement or the consummation of the contemplated transactions will, in accordance with their terms materially impair the right of Company Entities to use, possess, sell, license or otherwise exploit any Business Intellectual Property or portion thereof. Except as set forth in Section 3.13(e) of the Company Disclosure Schedule, no royalties, honoraria, fees or other payments are payable by any of the Company Entities to any Person by reason of the use, possession, sale, license or other exploitation of any Business Intellectual Property to the extent necessary for the conduct of the Current Company Business, and none will become payable solely as a result of the consummation of the transactions contemplated by this Agreement.
(f)    To the Company’s knowledge, no current employee, consultant or contractor of any Company Entity (i) is in violation of any provision or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, non-disclosure agreement, noncompetition agreement or any other contract or agreement with any Person by virtue of such employee’s, consultant’s or contractor’s being employed by, or performing services for, the Company Entities, (ii) is using or has used any trade secrets or other confidential or proprietary information of any third party in connection with performing any services for the Company Entities or the development or creation of any Owned Intellectual Property, or (iii) has developed or created any Intellectual Property for the Company Entities that is subject to any agreement under which such employee, consultant or contractor has assigned or otherwise granted any third party any rights in or to such Intellectual Property. To the Company’s knowledge, the employment of any current employee of any of the Company Entities and the use by any of the Company Entities of any services of any current or former consultant or contractor, has not and does not subject any of the Company Entities to any liability to any Person for improperly soliciting such employee, consultant or contractor.
(g)    Except as set forth in Section 3.13(g) of the Disclosure Schedule, neither any Company Entity nor any third party acting on any Company Entity’s behalf has disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other party, any material Source Code. No event has occurred, and no circumstances or conditions exist, that with or without notice, lapse of time or both, will, or would reasonably be expected to, result in the disclosure or delivery to any Person any material Source Code. Section 3.13(g) of the Company Disclosure Schedule identifies each contract, agreement and instrument (whether written or oral) pursuant to which any Company Entity has deposited, or is or may be required to deposit, with an escrow agent or any Person, any Source Code. The execution of this Agreement and consummation of the transactions contemplated herein will not result in the release from escrow of any Source Code. “Source Code” means the human readable source code for any software that is part of the Owned Intellectual Property as well as any confidential or proprietary information included with any escrow of software source code.
(h)    Except as set forth in Section 3.13(h) of the Company Disclosure Schedule, no Public Software (i) was or is used in connection with the development of any software included in Owned Intellectual Property, (ii) was or is incorporated in whole or in part into or otherwise forms any part of any such software, or (iii) has been distributed in whole or in part in conjunction with any product or service provided by any Company Entity. “Public Software” means any software that contains, or is derived (in whole or in part) from any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including but not limited to, software licensed or distributed under any of the following licenses or distribution models or licenses or distribution models similar to any of the following: (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Artistic License (e.g. PERL); (C) the Mozilla Public License; (D) the Netscape Public License; (E) the Sun Community Source License (SCSL); (F) the Sun Industry Standards License (SISL); (G) the BSD License; and (H) the Apache License. No disclosure obligations have been triggered by virtue of the use of the Public Software set forth in Section 3.13(h) of the Company Disclosure Schedule. The Company is in compliance with all terms of the licenses governing the use of the Public Software set forth in Section 3.13(h) of the Company Disclosure Schedule.
(i)    To the Company’s knowledge, the software included in Business Intellectual Property does not contain any clock, timer, counter, or other limiting or disabling code, design, routine or any viruses, Trojan horses, or other disabling or disruptive codes or commands that would cause the Business Intellectual Property containing it to be erased, made inoperable or otherwise rendered incapable of performing in accordance with its performance specifications and descriptions or otherwise limit or restrict any Company Entity’s ability to use such software after a specific or random number of years.
(j)    Each Company Entity has implemented and maintained, consistent with customary industry practices for similarly situated companies and their legal obligations to third parties, security and other measures designed to protect computers, networks, software, databases, Internet sites and systems used by the Company Entities to store, process or transmit data for the Company Entities’ services from unauthorized access, improper collection and use, or modification. To the Company’s knowledge, no third party has alleged a breach of an obligation to such third party by a Company Entity relating to a breach of security and other measures designed to protect computers, networks, software, databases, Internet sites and systems used by the Company Entities to store, process or transmit data for the Company Entities’ services. Section 3.13(j) of the Company Disclosure Schedule describes in reasonable detail the backup procedures and disaster recovery plans followed and maintained by the Company Entities. Each Company Entity presently conducts it business in accordance with such procedures and plans.
(k)    Operation of the Current Company Business does not export or re-export any Technology, products, or services, directly or indirectly, in violation of laws to any countries that are subject to U.S., Canadian, or European Union export restrictions or export restrictions of any other jurisdiction in which any Company Entity operates or is otherwise subject.
3.14    Interested Party Transactions. None of the Company Entities is indebted to any director, officer or employee of the Company Entities (except for amounts due as salaries, commissions and bonuses under employment contracts or employee benefit plans and amounts payable in reimbursement of ordinary expenses), and no such director or officer is indebted to the Company Entities. Except as set forth in Section 3.14 of the Company Disclosure Schedule, no holder of Company Capital Stock, or Company Options or any Affiliate thereof (i) owns or has any interest in any property (real or personal, tangible or intangible), used in or pertaining to the business of, the Company Entities other than as a result of his, her or its ownership of or interest in such Company Capital Stock or Company Options, (ii) has any claim or cause of action against the Company Entities, other than any claims by all such Persons not exceeding $10,000, individually or in the aggregate, (iii) owes, together with all amounts owed by such Persons, more than $10,000 to, or is owed, together with all amounts owed to such Persons, more than $10,000 by, the Company Entities.
3.15    Material Contracts.
(a)    Section 3.15(a) of the Company Disclosure Schedule lists all of the Material Contracts in effect as of the date of this Agreement. The Company has delivered to Purchaser, or made available to Purchaser or its advisors, a complete and accurate copy of each such Material Contract and all amendments or modifications thereto that exist as of the date of this Agreement.
(b)    With respect to each Material Contract required to be listed in Section 3.15(a) of the Company Disclosure Schedule: (i) except to the extent that, on or after the date of this Agreement, such Material Contract expires in accordance with its terms or is amended, modified, terminated, or any provision thereof is waived, in each case, in accordance with Section 6.1, such Material Contract is in full force and effect and constitutes a legal, valid and binding agreement of the applicable Company Entity, and the Company has no knowledge that any Material Contract is not a legal, valid and binding agreement of any other party thereto, subject to the effect, if any, of (A) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (B) general principles of equity asserted in a Proceeding (including the possible unavailability of specific performance or injunctive relief); (ii) the applicable Company Entity is not in breach or default of such Material Contract and, to the Company’s Knowledge, no other party to such Material Contract is in breach or default of such Material Contract; and (iii) no event has occurred that with notice or lapse of time would constitute a material breach or default thereunder by any Company Entity, or would permit the modification or premature termination of such Material Contract by any other party thereto.
(c)    “Material Contract” means any oral or written legally binding, executory contract, agreement or commitment to which any Company Entity is a party (i) that is a Customer Contract that provides for monthly recurring revenue payments to or performance by a Company Entity in an amount equal to or in excess of a rate of $120,000 per annum in the aggregate, (ii) that is a supplier, vendor or other contract pursuant to which a Company Entity has paid in excess of $120,000 in the 12 months preceding the date of this agreement and which cannot be terminated by a Company Entity after the Closing in accordance with its terms upon not more than thirty (30) days' notice without penalty or cost, (iii) that limits or restricts the ability of a Company Entity to compete or otherwise to conduct the Current Company Business in any manner or place, (iv) evidencing indebtedness for borrowed or loaned money of $120,000 or more, including guarantees of such indebtedness by a Company Entity, (v) that is a lease or similar Contract with any Person under which (A) a Company Entity is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) a Company Entity is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by such Company Entity, in either case of (A) or (B) above, involving payments to or by a Company Entity in excess of $120,000 per annum, (vi) relates to a joint venture, partnership or teaming agreement (which for the avoidance of doubt does not include reseller or sales agent agreements) involving a Company Entity pursuant to which such Company Entity has ongoing service or payment obligations, (vii) represents a contract for the employment of any director, officer, or employee or a contract providing for benefits or compensation to any director, officer or employee, excluding the Company's standard form of employment agreement containing nondisclosure and noncompete provisions entered with employees of the Company Entities in the ordinary course of business and excluding Company Options and shares of restricted stock purchase agreements, or (viii) pursuant to which a Company Entity has granted any exclusive rights, title or interest in, under or to any Company IP that is registered with the Patent and Trademark Office.
(d)    Section 3.15(d) of the Company Disclosure Schedule lists all of the Customer Contracts that are Material Contracts in effect as of the date of this Agreement that materially deviate from the Company’s standard form of customer contract with respect to assignment, limitation on liability, indemnification, and/or termination.
3.16    Suppliers. No material current supplier of the Company Entities has canceled or otherwise terminated, or made any threat to the Company Entities to cancel or otherwise terminate, its relationship with the Company Entities or has at any time on or after the Company Balance Sheet Date, decreased materially its services or supplies to the Company Entities.
3.17    Employees and Consultants. The Company has made available to Purchaser a list, as of the date of this Agreement, containing (a) the names of all current employees (including part-time employees and temporary employees), current leased employees, current independent contractors and current consultants of the Company Entities, and (b) their current respective base salaries or wages (including compensation payable pursuant to bonus, incentive, deferred compensation or commission arrangements), dates of employment and title. Except as provided in Section 3.17 of the Company Disclosure Schedule, (i) all employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any amounts being owed to such individual other than as required under applicable Legal Requirements, (ii) the Company Entities’ relationships with all individuals who act on their own as contractors or other service providers to the Company Entities can be terminated at any time for any reason without any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination, and (iii) no employee is on disability or other leave of absence.
3.18    Title to Property. A Company Entity has good and valid title to all of its owned tangible properties and assets reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties sold or otherwise disposed of since the Company Balance Sheet Date), free and clear of all Encumbrances, except for the following (collectively, “Permitted Encumbrances”): (i) liens for current taxes not yet due and payable; (ii) encumbrances that do not impair the ownership or use of the assets to which they relate; (iii) liens securing debt that is reflected on the Company Balance Sheet; and (iv) if incurred in the ordinary course of business (A) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (B) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; and (C) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens.
3.19    Real Estate.
(a)    All leases for real property (each a “Lease” and collectively, “Leases”) to which a Company Entity is a party are in full force and effect and are binding and enforceable against such Company Entity and, to the Company’s Knowledge, against the lessors thereof, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a Proceeding. True and correct copies of all such Leases, as amended or modified through the date of this Agreement, have been delivered to Purchaser or its advisors (or have been made available for review by Purchaser or its advisors). None of the Company Entities owns any real property.
(b)    With respect to the Leases, no Company Entity is in default under the terms of the Leases; and, to the Knowledge of the Company, each lessor is not in default under any of the terms of the Leases.
3.20    Environmental Matters.
(a)    The following terms will be defined as follows:
(i)    “Environmental Laws” will mean any applicable, federal, state or local governmental laws (including common laws), statutes, ordinances, codes, regulations, rules, permits, licenses, certificates, approvals, judgments, decrees, orders, directives, or requirements that regulate the protection of the environment, protection of public health and safety, or protection of worker health and safety, or that regulate the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use, or recycling of Hazardous Materials, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended (“CERCLA”), and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended (“RCRA”).
(ii)    “Hazardous Materials” will mean any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” or “contaminant.” The term “Hazardous Materials” will include any “hazardous substances” as defined, listed, designated or regulated under CERCLA, any “hazardous wastes” or “solid wastes” as defined, listed, designated or regulated under RCRA, any asbestos or asbestos containing materials any polychlorinated biphenyls, and any petroleum or hydrocarbonic substance, fraction, distillate or by-product.

(b)    Each Company Entity is in substantial compliance with all Environmental Laws relating to the properties or facilities used, leased or occupied by the Company Entities (collectively, “Company’s Facilities”). No Company Entity has and, to the Company’s Knowledge, no third party has, discharged, emitted, released, leaked or spilled Hazardous Materials at any of the Company’s Facilities that are reasonably likely to give rise to liability of the Company Entities under Environmental Laws. No Proceeding or, to the Company’s Knowledge, any investigation, audit or review by a Governmental Authority, is pending against the Company Entities or, to the Company’s knowledge, being threatened against the Company Entities, with respect to Hazardous Materials or Environmental Laws.
3.21    Taxes. Except as set forth in Section 3.21 of the Company Disclosure Schedule:
(a)    Each Company Entity has timely filed all material Tax Returns that it was required to file (taking into account all applicable extensions to file any such Tax Return) and paid all material Taxes due, whether or not shown on such Tax Returns. All such Tax Returns are true, correct, and complete in all material respects. Any unpaid Taxes of the Company Entities as of the Company Balance Sheet Date did not exceed the reserve for Tax liability set forth on the Company Balance Sheet. Since the Company Balance Sheet Date, no Company Entity has incurred any liability for Taxes outside of the ordinary course of business or otherwise inconsistent with past custom or practice. Each Company Entity has complied with all applicable requirements relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid. The Company Entities have deducted or withheld amounts required to be deducted or withheld with respect to any issuance or grant of Company Capital Stock under the Code or any provision of state, local, provincial or foreign Tax law. The Company has delivered or made available to Purchaser or to Purchaser’s representative complete and correct copies of all US federal income Tax Returns of the Company Entities filed on or after December 31, 2006.
(b)    There is no pending Tax audit, investigation, review or other Proceeding with regard to any Taxes or Tax Returns of the Company Entities, nor has there been any written notice received by the Company Entities from any taxing authority or other Governmental Entity regarding any such audit, investigation, review or other Proceeding, nor has any such Tax audit, investigation, review or other Proceeding been threatened in writing, or otherwise to the Knowledge of the Company, with regard to any Taxes or Tax Returns of the Company Entities. No Company Entity is aware of any unresolved questions, claims or disputes concerning the liability for Taxes of the Company Entities which would exceed the estimated reserves therefor established on its Books and Records.
(c)    No waiver, extension or comparable consent given by the Company Entities regarding the application of the statute of limitations with respect to any Taxes or Tax Returns is outstanding, nor is any request for any such waiver or consent pending. No extension of time with respect to any date on which a Tax Return is required to be filed by the Company Entities that extends such date beyond the date of this Agreement is in force.

(d)    No Company Entity has received from any Governmental Authority in a jurisdiction where a Company Entity has not filed any Tax Return any written claim that a Company Entity is subject to taxation by that jurisdiction. No Company Entity has been notified in writing by any Governmental Authority regarding any proposed, asserted or assessed deficiency for any Tax imposed on the Company Entities which was not settled or paid.
(e)    Assuming the 280G Approval is obtained, no Company Entity is party to any agreement, contract, arrangement or plan that has resulted in or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not result in payments that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.
(f)    No Company Entity is required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481(a) of the Code for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received (outside the ordinary course of business) on or prior to the Closing Date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, or (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax laws) executed on or prior to the Closing Date.
(g)    All transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) were reported by the Company Entities in a manner for which there is substantial authority or were adequately disclosed on the Tax Returns of the Company Entities as required in accordance with Section 6662(d)(2)(B) of the Code.
(h)    No Company Entity has participated in any reportable or listed transaction as defined under Treasury Regulations Section 1.6011-4.
(i)    There are no liens for Taxes on any asset of the Company Entities other than liens for Taxes not yet due and payable.
(j)    No Company Entity is a party to or bound by any Tax allocation or Tax sharing agreement. For the purposes of this Section 3.21(j), the following agreements and contracts will be disregarded: (i) commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by the Company Entities and (ii) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business.
(k)    No Company Entity has ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes, and has no liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(l)    No Company Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
3.22    Employee Benefit Plans.
(a)    Employee Plans. Section 3.22 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation (other than regular wages and salaries), retirement, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, cafeteria benefits or other benefits, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which is currently in effect and sponsored, maintained, contributed to, or required to be contributed to by the Company Entities and any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with the Company Entities within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), for the benefit of any Person who performs or who has performed services for the Company Entities and with respect to which the Company Entities or any ERISA Affiliate has any liability or obligation (collectively, the “Company Employee Plans”).
(b)    Documents. The Company has delivered to Purchaser or its advisors (or made available for review by Purchaser or its advisors) true and complete copies of each of the Company Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, individual agreements (but not including general administrative forms, elections or other non-essential forms or documents), employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Company Employee Plan that is subject to ERISA reporting requirements, the Company has made available for review by Purchaser or its advisors copies of the Form 5500 reports filed for the last two plan years. The Company has made available for review by Purchaser or its advisors the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code.
(c)    Compliance. Each Company Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the

Code). The Company and each ERISA Affiliate are not in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Company Employee Plans. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any Person, except as may be required by COBRA or other applicable law or regulation. No Company Entity has engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980G of the Code or Title I of ERISA with respect to any Company Employee Plan. All contributions required to have been made by the Company or any ERISA Affiliate to any Company Employee Plan as of the date of this Agreement have been paid or accrued. With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred. Each Company Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all material notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No Proceeding has been brought, or threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by the Company or any ERISA Affiliate regarding any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year. No state of facts or conditions currently exist to the Company’s knowledge which could reasonably be expected to subject the Company and/or any ERISA Affiliate to any material liability (other than routine claims for benefits) with respect to any Company Employee plan under applicable law. No Company Employee Plan discriminates in favor of any highly compensated employee, individual or participant in violation of applicable law, including Code Sections 79, 105, 125, 129 or 401.
(d)    No Title IV or Multiemployer Plan or Multiple Employer Plans. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code, any multiple employer plan (as defined in Treas. Reg § 1.401(a)(26)-2(d)(1)(ii)(A)), or any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). Neither the Company nor any ERISA

Affiliate has any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.
(e)    COBRA, FMLA, HIPAA Rights. With respect to each Company Employee Plan, the Company is in material compliance with, or has employed a third party administrator that, is in compliance with, (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any state law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and (iv) the applicable requirements of the Cancer Rights Act of 1998. No Company Entity has any material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage extension or continuation.
(f)    Effect of Transaction. Except as provided in Section 3.22(f) of the Company Disclosure Schedule, the consummation of the Merger will not (i) entitle any current or former employee or other service provider of the Company or any ERISA Affiliate to severance termination or change of control benefits or any other payment (including golden parachute, bonus or benefits under any Company Employee Plan), except as expressly provided in this Agreement; or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider, except as expressly provided in this Agreement.
(g)    Section 409A Compliance. If any Company Employee Plan is a “non-qualified deferred compensation plan” as defined in Section 409A of the Code, (i) such Company Employee Plan has been administered, maintained and operated in all respects according to the requirements of Section 409A of the Code and the rules and regulations promulgated thereunder, (ii) no service provider (as defined in such rules and regulations) is subject to additional taxes or penalties under Section 409A of the Code as a result of participation in any such Company Employee Plan, and (iii) no Company Entity has been required to withhold or pay any Taxes as a result of a failure to comply with Section 409A of the Code and no payment made in connection with the transactions contemplated hereunder will result in any liability whatsoever under Section 409A of the Code. No Company Entity has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A of the Code.
(h)    The Company and its ERISA Affiliates have not made or committed to make any material increase in contributions or benefits under any Company Employee Plan that would become effective either on or after the Effective Time.
(i)    The Company and/or their ERISA Affiliates can amend, merge and/or terminate each Company Employee Plan other than individual agreements with employees or independent contracts without further liability to the Company and/or its ERISA Affiliates except for fees and expenses in connection with the amendment or termination of such plans, which, in the aggregate, do not exceed $10,000.

(j)    Employee Classification. None of the current or former independent contractors of the Company Entities could reasonably be expected to be reclassified as an employee. No current or former independent contractor of the Company Entities is or was eligible to participate in any Company Employee Plan other than individual consulting or service agreements with vendors providing services to or benefits under the Company Employee Plans.
3.23    Employee Matters.
(a)    To the Knowledge of the Company, no executive employee of the Company Entities and no group of employees of the Company Entities has any plans to terminate his, her or their employment. To the Knowledge of the Company, each of the Company Entities is in compliance in all material respects with all applicable Legal Requirements relating to employment and employment practices, equal employment opportunity (including Legal Requirements prohibiting discrimination and/or harassment or requiring accommodation on the basis of race, color, national origin, religion, gender, disability, age, sexual orientation or otherwise), affirmative action and other hiring practices, occupational safety and health, workers’ compensation, unemployment compensation, the payment of social security and other Taxes, and unfair labor practices under the National Labor Relations Act or applicable state law. None of the Company Entities has any labor relations problem pending or, to the Knowledge of the Company, threatened, and its labor relations are satisfactory. There are no workers’ compensation claims pending against any of the Company Entities, or, to the Knowledge of the Company, any facts that would give rise to such a claim. To the knowledge of the Company, no employee of the Company Entities is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of the Company Entities.
(b)    Section 3.23(b), Part 1 of the Company Disclosure Schedule, lists each employee of the Company Entities as of the date of this Agreement who holds a temporary work authorization, including H-1B, L-1, F-1 or J-1 visas or work authorizations (the “Work Permits”), and shows for each such employee the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, all of the information that any of the Company Entities provided to the Department of Labor and the Immigration and Naturalization Service or the Department of Homeland Security (collectively, the “Department”) in the application for such Work Permit was true and complete. A Company Entity has received the appropriate notice of approval from the Department with respect to each such Work Permit. None of the Company Entities has received any notice from the Department that any Work Permit has been revoked. There is no action pending or, to the Knowledge of the Company, threatened to revoke or adversely modify the terms of any Work Permit. Except as set disclosed in Section 3.23(b), Part 2 of the Company Disclosure Schedule, no employee of the Company Entities is (a) a non-immigrant employee whose status would terminate or otherwise be affected by the transactions contemplated by this Agreement, or (b) an alien who is authorized to work in the United States in non-immigrant status. For each employee of the Company Entities hired after November 6, 1986, the Company Entities have retained an Immigration and Naturalization Service Form I-9, completed in accordance with applicable Legal Requirement.

(c)    The employment of any terminated former employee of the Company Entities has been terminated in accordance with any applicable contract terms and applicable Legal Requirements and, to the Knowledge of the Company, none of the Company Entities has any liability under any contract or applicable Legal Requirements toward any such terminated employee.
(d)    Except as disclosed in Section 3.23(d) of the Company Disclosure Schedule, within the last five years, none of the Company Entities has experienced and, to the Knowledge of the Company, there has not been threatened, any strike, work stoppage, slowdown, lockout, picketing, leafleting, boycott, union organization attempt, demand for recognition from a labor organization or petition for representation under the National Labor Relations Act or applicable state Legal Requirements. Except as disclosed in Section 3.23(d) of the Company Disclosure Schedule, no grievance, demand for arbitration or arbitration proceeding arising out of or under any collective bargaining agreement is pending or, to the Knowledge of the Company, threatened. Except as disclosed in Section 3.23(d) of the Company Disclosure Schedule, no litigation is pending or, to the Knowledge of the Company, threatened respecting or involving any applicant for employment, any current employee or any former employee, or any class of the foregoing, including:
(i)    the Equal Employment Opportunity Commission or any other corresponding state or local fair employment practices agency relating to any claim or charge of discrimination or harassment in employment;
(ii)    the United States Department of Labor or any other corresponding state or local agency relating to any claim or charge concerning hours of work, wages or employment practices;
(iii)    the Occupational Safety and Health Administration or any other corresponding state or local agency relating to any claim or charge concerning employee safety or health;
(iv)    the Office of Federal Contract Compliance or any corresponding state agency; and
(v)    the National Labor Relations Board or any corresponding state agency, whether relating to any unfair labor practice or any question concerning representation, and, to the Knowledge of the Company, there is no reasonable basis for any such litigation.
(e)    No employee of the Company Entities is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated.
(f)    Each of the Company Entities has paid in full to all employees all wages, salaries, bonuses and commissions due and payable to such employees and has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees.

(g)    There has been no lay-off of employees or work reduction program undertaken by or on behalf of the Company Entities in the past two years, and no such program has been adopted by any of the Company Entities or publicly announced.
3.24    Insurance. As of the date of this Agreement, there is no Proceeding pending under any of the Company Entities’ insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Each Company Entity is in compliance in all respects with the terms of such policies. During the five (5) years preceding the date of this Agreement, there has been no threatened termination of, or material premium increase with respect to, any of such policies.
3.25    Compliance With Laws. Other than with respect to Legal Requirements referenced in the Sections 3.6 (Governmental Authorizations), 3.13 (Intellectual Property), 3.20 (Environmental Matters), 3.21 (Taxes), 3.22 (Employee Benefit Plans), 3.23 (Employee Matters), 3.29 (Privacy Matters), 3.30 (Communications Regulatory Matters), which Sections will govern the Company’s representations and warranties as to compliance with Legal Requirements that are the subject matter of such Sections, and except as set forth in Section 3.25 of the Company Disclosure Schedule, all activities of each Company Entity and, to the Company's Knowledge, their controlled Affiliates, officers, directors, agents and employees, have been, and are currently being, conducted in compliance in all material respects with, all applicable Legal Requirements. Except as set forth on Section 3.25 of the Company Disclosure Schedule, (i) there is no Proceeding against the Company Entities pending or, to the Company’s Knowledge, threatened in writing by any Governmental Authority; and (ii) no Company Entity is in receipt of any written notice from any Governmental Authority alleging any violation of any Legal Requirement.
3.26    Brokers’ and Finders’ Fee. Except for The Bank Street Group LLC, no broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from the Company Entities in connection with the Merger, this Agreement or any transaction contemplated hereby.
3.27    Minute Books. The minute books of the Company Entities have been made available for review by Purchaser or its advisors and contain a materially complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of the Company Entities through the date of this Agreement.
3.28    Bank Accounts; Powers of Attorney. Section 3.28 of the Company Disclosure Schedule sets forth a complete and accurate list of: (a) all bank accounts, investment accounts, lock boxes and safe deposit boxes maintained by or on behalf of the Company Entities, including the location and account numbers of all such accounts, lock boxes and safe deposit boxes, (b) the names of all Persons authorized to take action with respect to such accounts, safe deposit boxes and lock boxes or who have access thereto and (c) the names of all Persons holding general or special powers of attorney from the Company Entities, and a summary statement of the terms thereof.
3.29    Privacy Matters.

(a)    The Company has delivered to Purchaser a true, correct and complete copy of all terms and conditions of use, privacy policies and similar policies currently or previously posted on any website or service maintained by or on behalf of the Company Entities or suppliers of the Company Entities and applicable to the Company Entities, or published on any printed materials by the Company Entities or its suppliers, including, without limitation, any privacy or other policies otherwise published to end users or customers of the Company Entities, or to which the Company Entities is subject (collectively, the “Policies”). Such Policies do not contain any representations or statements that were inaccurate, misleading, unfair or deceptive when made. Each Company Entity is in compliance with all applicable Legal Requirements and contractual obligations governing its collection, use, interception, storage, receipt, purchase, sale, transfer, processing and use (“Collection and Use”) of all data or information constituting the personal information of any natural person, including, without limitation, employees and end users of its websites, that has been collected or otherwise obtained by the Company Entities, including all such information subject to any applicable Legal Requirements respecting the privacy of financial, credit, medical or other information, including name, address, telephone number, fax number, electronic mail address or other contact information, social security or insurance numbers, bank account number or credit card numbers, racial or ethnic origin, political opinions, religious or philosophical beliefs, trade or labor union membership, physical or mental health, sexual life, criminal offenses or any data that would identify any natural person, together with any other information about a natural person which is combined with or linked to any of the foregoing information, and including all de-identified data and all aggregated data derived from any of the foregoing information (collectively, “Personally Identifiable Information”). Except as set forth in the Policies or another agreement with an individual or company, no Company Entity engages in the Collection or Use of any Personally Identifiable Information from its end users or website users. Each Company Entity has taken commercially reasonably steps to ensure that each Company Entity does not use or intentionally transfer, process, store, purchase, sell, use, collect or receive Personally Identifiable Information from children under thirteen years of age in violation of the Children’s Online Privacy Protection Act. No Company Entity has not received any written notice from any Governmental Authority relating to or alleging any improper use, collection or protection by the Company Entities of Personally Identifiable Information or non-compliance with any of the aforementioned policies or applicable Legal Requirements relating thereto. No Company Entity uses, collects, or receives, in connection with the provision of its technology, products or services, social security numbers or credit card numbers.
(b)    Each Company Entity has taken commercial reasonable efforts to implement safeguards designed to protect the confidentiality and security of any systems, software, databases, networks and websites utilized by on or behalf of the Company Entities in connection with the conduct of its operations and any information stored or contained therein or transmitted thereby from unauthorized or improper access, and, to Company’s knowledge, there has been no unauthorized or improper access to any of the foregoing. Each Company Entity is in compliance, in all material respects, with and has at all times complied, in all material respects, with all requirements contained in the Payment Card Industry Data Security standards (“PCI DSS”) relating to “cardholder data” (as such term is defined in the PCI DSS, as amended from time to time) with respect to all such cardholder data that has come into its possession. The Company has no Knowledge of any material non-compliance with PCI DSS standards. Except as expressly identified below, no Company Entity engages third party auditors or security assessors to evaluate compliance with PCI DSS standards. The Company periodically reviews PCI DSS Self-Assessment Questionnaires internally from time-to-time, but does not validate or file such questionnaires with any third parties. To Company's knowledge, there has never been a security breach involving any such cardholder data. No breach, deficiency or non-compliance was identified in the most recent audit relating to compliance with PCI DSS.
(c)    Each Company Entity's collection and use of Personally Identifiable Information is in accordance with Company’s Policies and agreements with such Person (collectively, “Personally Identifiable Information Obligations”). All services offered by Company Entities, conform and comply in all material respects with all such applicable Personally Identifiable Information Obligations. No Company Entity has received any written notice from any Person with respect to any non-compliance or non-conformity of any Personally Identifiable Information Obligations.
(d)    Each Company Entity is operating in compliance, in all material respects, with HIPAA, as may be amended, modified, recodified or supplemented, together with all rules and regulations promulgated thereunder, Subtitle D of Title XIII of the American Recovery and Reinvestment Act of 2009 (Pub. Law No. 111-5) and all rules and regulations promulgated thereunder, and any other applicable federal statutes or regulations or state statutes or regulations addressing the use, disclosure, storage, maintenance, transmission, encryption, access to, or privacy or security of, personally identifiable information (“Information Privacy and Security Laws”).
(e)    The Company Entities have entered into a business associate agreement with any third parties acting when acting as a business associate as defined in 45 C.F.R. §160.103.
(f)    Copies of the compliance policies and/or procedures of the Company Entities relating to Information Privacy and Security Laws have been made available to Purchaser.
(g)    No Company Entity is subject to any Proceeding or, to the Company’s Knowledge, investigation, audit or review by a Governmental Authority, or, to the Company’s Knowledge, has a Proceeding, investigation, audit or review been threatened, for a violation of any Information Privacy and Security Laws. No Company Entity has received any notices from the United States Department of Health and Human Services Office of Civil Rights or Department of Justice relating to any such violations.
(h)     Copies of any written complaints delivered to the Company Entities during the twenty-four (24) months prior to the date of this Agreement alleging a violation of any Information Privacy and Security Laws have been made available to Purchaser.
(i)    To the Company’s knowledge, no Company Entity has made or suffered any unauthorized acquisition, access, use or disclosure of any personally identifiable information that, individually or in the aggregate, materially compromises the security or privacy of such personally identifiable information.

(j)    No Company Entity has notified, either voluntarily or as required by Law, any affected individual, any Governmental Authority, or the media of any breach of personally identifiable information, and no Company Entity is currently planning to conduct any such notification or investigating whether any such notification is required.
3.30    Communications Regulatory Matters. Except as set forth in Section 3.30 of the Company Disclosure Schedule, (A) each Company Entity has operated in material compliance with, and the conduct of its business has been and is in compliance with, the Communications Act, and any applicable Communication Laws; and (B) each Company Entity has timely filed all registrations and reports and paid all required fees and contributions, required by the Communications Act, or any other applicable Communication Laws. Without limiting the forgoing, each Company Entity (1) complies in all material respects with the requirements of the Communications Assistance for Law Enforcement Act (“CALEA”), 47 U.S.C. § 1001 et seq. and the implementing rules of the FCC; and (2) is capable of providing 911 service in material compliance with 47 U.S.C. § 615-615(a)-1 and the implementing rules of the FCC and FCC policies thereunder. Except as set forth in Section 3.30 of the Company Disclosure Schedule there is not now issued, outstanding or, to the Knowledge of the Company, threatened, any notice by the FCC, any material violation or complaint, or any application, complaint, Proceeding, investigation, audit or review (other than applications, Proceedings, investigations, audits, reviews or complaints that generally affect the industry of the applicable Company Entity as a whole) relating to the Current Company Business or operations of the applicable Company Entity.
4.    Representations and Warranties of the Selling Stockholders. Each Selling Stockholder, severally and not jointly, represents and warrants to Purchaser that:
4.1    Formation and Power. Such Selling Stockholder, if an entity, was validly formed or created, and is duly organized under the laws of the jurisdiction of its organization, and in the case of a trust, has its situs in, the state of its formation or creation. Such Selling Stockholder has the requisite power and authority (corporate or otherwise) to enter into and perform its respective obligations under this Agreement and the other Transaction Agreements to which it is a party. Without limiting the foregoing, the trustees of such Stockholder, if a trust, each have the full power and are duly authorized by law to obligate their trust, including, without limitation, for the purpose of selling the Company Capital Stock owned by such Selling Stockholder pursuant to this Agreement.
4.2    Execution, Delivery; Valid and Binding Agreements. The execution, delivery and performance of the Transaction Agreements to which such Selling Stockholder is a party by such Selling Stockholder, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite action (corporate or otherwise), and no other proceedings on the part of such Selling Stockholder are necessary to authorize the execution, delivery or performance of the Transaction Agreements to which such Selling Stockholder is a party. Each Transaction Agreement to which such Selling Stockholder is a party, has been duly executed and delivered by such Selling Stockholder and constitutes the valid and binding obligation of such Selling Stockholder, enforceable against such Selling Stockholder in accordance with its respective terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization and other similar Legal

Requirements affecting the enforcement of creditors’ rights generally and by general principles of equity.
4.3    No Breach. Provided that all authorizations, consents, approvals, exemptions and other actions described in Section 3.4, Section 3.5 and Section 3.6 have been obtained, the execution, delivery and performance by such Selling Stockholder of the Transaction Agreements to which it is a party, and the consummation by such Selling Stockholder of the transactions contemplated hereby and thereby, do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, or result in any Encumbrance upon any of the shares of Company Capital Stock held by such Selling Stockholder under the provisions of (a) any contract, license, trust agreement or permit by which such Selling Stockholder is bound, (b) the organizational documents of such Selling Stockholder or (c) any Legal Requirement to which such Selling Stockholder, or the shares of Company Capital Stock held by such Selling Stockholder, is subject, or give any Governmental Authority or other Person the right to challenge any of the transactions contemplated hereby.
4.4    Governmental Authorities; Consent. No filing or registration with, or notification to, and no permit, authorization, consent, approval or exemption of, or other action by, any Governmental Authority or any other Person is required to be obtained, made or given by such Selling Stockholder in connection with its execution, delivery and performance of the Transaction Agreements to which it is a party, except in connection with the applicable requirements of the HSR Act.
4.5    Company Capital Stock. Such Selling Stockholder owns, beneficially and of record, the number of shares of Company Capital Stock set forth opposite such Selling Stockholder’s name in Section 3.8(b) of the Company Disclosure Schedule, free and clear of any and all Encumbrances other than restrictions on transfer set forth in the Company’s stockholders’ agreements and Bylaws and provided by applicable securities Legal Requirements. Such Selling Stockholder has the power and authority to transfer and deliver such shares as provided in this Agreement, and has good and marketable title to such shares. Such Selling Stockholder does not own any other securities of the Company or its Subsidiaries, and except for rights of first refusal and/or co-sale that do not apply to the Merger and except for the stockholder agreements disclosed in Section 3.14 of the Company Disclosure Schedule there are no agreements or other rights or arrangements existing which provide for the sale, purchase, exchange or other transfer by such Selling Stockholder of any of the shares of Company Capital Stock owned by such Selling Stockholder.
4.6    Brokerage. Except for The Bank Street Group LLC, no broker, finder, investment banker or other third party shall be entitled to receive any brokerage commissions, finder’s fees, fees for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of such Selling Stockholder.
4.7    Litigation. There are no Proceedings pending or, to the Knowledge of such Selling Stockholder, threatened against such Selling Stockholder seeking to enjoin or restrain any of the transactions contemplated by this Agreement.

4.8    Representation by Counsel. Such Selling Stockholder has either been represented by counsel with respect to the Merger, this Agreement and the other Transaction Agreements to which such Selling Stockholder is a party or has been advised of the opportunity to engage counsel with respect thereto and has declined to do so.
5.    Representations and Warranties of Purchaser and Merger Sub. Purchaser and Merger Sub represent and warrant to the Company that:
5.1    Organization, Standing and Power. Each of Purchaser and Merger Sub is a corporation duly organized, validly existing and in good standing, if applicable, under the laws of the state in which it was incorporated.
5.2    Authority. Purchaser and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the Merger. The execution and delivery by Purchaser and Merger Sub of this Agreement and the consummation by Purchaser and Merger Sub of the Merger have been duly authorized by all necessary corporate action on the part of Purchaser and Merger Sub, and no other authorization or consent of Purchaser, Merger Sub or their respective stockholders is necessary. This Agreement has been duly executed and delivered by Purchaser and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of each of Purchaser and Merger Sub, enforceable against each of Purchaser and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, asserted in any Proceeding.
5.3    Noncontravention. Neither the execution and delivery by Purchaser and Merger Sub of this Agreement, nor the consummation by Purchaser or Merger Sub of any of the transactions contemplated hereby, will:
(a)    conflict with or violate any provision of the certificate of incorporation or bylaws of Purchaser or the certificate of incorporation or bylaws of Merger Sub;
(b)    require on the part of Purchaser or Merger Sub any registration, declaration or filing with, or any permit, order, authorization, consent or approval of, any Governmental Authority, except for (i) compliance with the applicable requirements of HSR and applicable foreign antitrust or trade regulation laws, (ii) to the extent applicable, the filing by Purchaser of such reports and information with the SEC under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) any registration, declaration, filing, permit, order, authorization, consent or approval which if not made or obtained would not reasonably be expected to have a material adverse effect on Purchaser’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby (a “Purchaser Material Adverse Effect”);
(c)    violate any order, writ, injunction or decree applicable to Purchaser or Merger Sub or any of their respective properties or assets, except for any violation that would not reasonably be expected to have a Purchaser Material Adverse Effect; or

(d)    violate any statute, rule or regulation applicable to Purchaser or Merger Sub or any of their respective properties or assets, except for any violation that would not reasonably be expected to result in a Purchaser Material Adverse Effect; or
5.4    Litigation. There is no action pending or, to the Knowledge of Purchaser, threatened against Purchaser or Merger Sub that would reasonably be expected to result in a Purchaser Material Adverse Effect.
5.5    Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.
5.6    Financing. Purchaser has and will have, from and after the Effective Time, sufficient funds on hand and available through existing liquidity facilities (without restrictions on drawdown that would delay payment of the Merger Consideration in accordance with this Agreement) to consummate the transactions contemplated hereby.
5.7    No Purchaser Vote Required. No vote or other action of the stockholders of Purchaser is required by applicable Law, the certificate of incorporation of Purchaser, the bylaws of Purchaser or otherwise in order for Purchaser and Merger Sub to consummate the Merger and the transactions contemplated hereby.
6.    Conduct Prior to the Effective Time.
6.1    Conduct of Business of the Company Entities. During the period from the date of this Agreement through the Effective Time (the “Pre-Closing Period”), except (i) as set forth Schedule 6.1, (ii) to the extent necessary to comply with the Company’s obligations under this Agreement, (iii) as reasonably necessary to ensure that each Company Entity complies with applicable laws and regulations, (iv) to pay Specified Transaction Expenses or (v) as consented to in writing by Purchaser (which consent will not be unreasonably, withheld, conditioned or delayed), (A) the Company Entities will use commercially reasonable efforts to (1) carry on its business in the ordinary course consistent with past practices, continuing all current sales, service, marketing, promotional, product development and other activities relating thereto, (2) preserve intact its present business organization, and (3) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with whom the Company Entities have relationships, and (B) without limiting the foregoing no Company Entity will, without the prior written consent of Purchaser (which consent will not be unreasonably withheld, conditioned or delayed):
(a)    Charter Documents. Amend its certificate of incorporation or bylaws, provided that the Company may amend its certificate of incorporation to provide that the Merger Consideration will be distributed in accordance with this Agreement;
(b)    Capitalization Matters. Issue or sell any shares of its capital stock, effect any stock split or otherwise change its capitalization as it exists on the date of this Agreement, or issue, grant, or sell any options, stock appreciation or purchase rights, warrants, conversion rights or other rights, securities or commitments obligating it to issue or sell any shares of its capital stock, or any securities or obligations convertible into, or exercisable or exchangeable for, any shares of its capital stock, other than (i) the issuance of shares of Common Stock pursuant to the conversion, exercise or exchange of securities therefor outstanding as of the date of this Agreement in accordance with their terms and (ii) the redemption and retirement of shares of restricted Company Common Stock;
(c)    Intellectual Property Rights. Enter into or amend any agreements pursuant to which a Company Entity (i) transfers or licenses exclusively to any Person any Owned Intellectual Property, or (ii) otherwise grants to any Person exclusive rights in any Owned Intellectual Property;
(d)    Dispositions. Sell, lease or license to any Person, or permit the imposition of any encumbrance (other than Permitted Encumbrances) on, any of its properties or assets other than dispositions of obsolete equipment in the ordinary course of business;
(e)    Indebtedness. Excluding Company Debt outstanding as of the date hereof, incur any indebtedness for borrowed money, or guarantee any such indebtedness, or issue or sell any debt securities or guarantee any debt securities of others in each case in excess of $250,000 outside the ordinary course of business;
(f)    Agreements. Enter into any contract or agreement that would be a Material Contract (other than Customer Contracts and Contracts reasonably required to be entered into by the Company in order to facilitate the performance of such Customer Contracts, and other than renewals in the ordinary course of Material Contracts or Contracts required to be listed in Section 3.13(a) or (b) of the Company Disclosure Schedule) or required to be listed in Section 3.13(a) or (b) of the Company Disclosure Schedule, modify or amend any Material Contract or contract required to be listed in Section 3.13(a) or (b) of the Company Disclosure Schedule, or terminate or amend any Material Contract or contract or required to be listed in Section 3.13(a) or (b) of the Company Disclosure Schedule;
(g)    Insurance. Reduce the amount of any insurance coverage provided by existing insurance policies;
(h)    Waiver. Knowingly waive any right under any Material Contract outside the ordinary course of business;
(i)    Acquisitions. Acquire, by merger or otherwise, lease, license or dispose of or agree to acquire, lease, license or dispose of any business or any corporation, partnership, association or other business organization or asset or division thereof, or enter into a letter of intent with respect to any of the foregoing;
(j)    Books and Records. (i) permit the Books and Records to be maintained in a manner other than the usual, regular and ordinary manner, consistent with past practice, and (ii) except to the extent required by applicable Law, permit any change in any accounting or financial reporting practices that would adversely affect the Company Entities;
(k)    Taxes. Make or change any election in respect of Taxes, amend, modify or otherwise change any Tax Return, adopt or change any accounting method in respect of Taxes, enter into any closing agreement with any taxing authority, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;
(l)     Prepayments or Waivers. Incur, purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled payment date with respect to, or waive any right of the Company Entities under, any liability of or owing to the Company Entities, provided that the Company may forgive the indebtedness incurred by certain of its stockholders in connection with the acquisition of shares of restricted Company Common Stock;
(m)    Capital Expenditures. Make capital expenditures or commitments for capital expenditures other than in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $200,000 in any calendar month;
(n)    Employment. Enter into or amend any existing employment contract, collective bargaining contract or Company Employee Plan, or increase wages, benefits or other compensation of any Company Employee; provided, however, that the Company may hire employees in the ordinary course of business consistent with past practice and increase the compensation of up to 15 employees other than those individuals listed on Schedule 1 by up to 10% of each such employee’s current annual compensation in connection with promotions and/or the assumption of increased responsibilities by such employees, which increased compensation will not exceed $150,000 of additional annual compensation in the aggregate.
(o)    Other. Agree to take any of the actions described in Section 6.1(a) through 6.1(n).
6.2    Notification of Purchaser. The Company will notify Purchaser if it obtains Knowledge (i) that any of the representations or warranties contained in Section 3 are no longer true, or were not true at any time since the date of this Agreement, or (ii) that there has been any breach of Section 6.1, in either case within 2 Business Days of obtaining such knowledge, and include a reasonably detailed description of the matters addressed by such notice. The delivery of any notice pursuant to this Section 6.2 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the rights of, or the remedies available to, Purchaser.
6.3    Alpheon Agreement and Orbit Agreement.
(a)    During the Pre-Closing Period, the Company shall use its commercially reasonable efforts to release the Company of all of its obligations relating to the Alpheon Holdback Cash, the Alpheon Earnout Stock and the Alpheon Holdback Stock, including the waiver, amendment or modification of the Alpheon Agreement to the extent necessary to cause (i) the Alpheon Earnout Stock and Alpheon Holdback Stock to be released from the provisions of the Alpheon Agreement, cancelled and retired and (ii) all of the Company’s obligations related to the Alpheon Holdback Cash, the Alpheon Earnout Stock and the Alpheon Holdback Stockunder the Alpheon Agreement to be released and terminated in full.
(b)    During the Pre-Closing Period, the Company shall use its commercially reasonable efforts to release the Company of all of its obligations relating to the

Orbit Holdback Cash and the Orbit Holdback Stock, including the waiver, amendment or modification of the Orbit Agreement to the extent necessary to cause (i) the Orbit Holdback Stock to be released from the provisions of the Orbit Agreement (including, without limitation, to be released to the Company from escrow), cancelled and retired and (ii) all of the Company’s obligations related to the Orbit Holdback Cash and Orbit Holdback Stock under the Orbit Agreement to be released and terminated in full (including, without limitation, to be released to the Company from escrow, as applicable).
7.    Additional Agreements.
7.1    Access to Information. During the Pre-Closing Period, the Company Entities will afford, subject to Purchaser’s and its Representatives’ compliance with any applicable security clearance requirements and procedures (to the extent determined necessary by the Company in order to comply with applicable Legal Requirements), Purchaser and its personnel, accountants, counsel and other Representatives access during normal business hours to (i) all of the Company Entities’ Books and Records, contracts, commitments, and (ii) all other existing information concerning the business, properties and personnel of the Company Entities as Purchaser may reasonably request; provided, however, that in exercising access rights under this Section 7.1, Purchaser will not be permitted to interfere unreasonably with the conduct of the business of the Company Entities and will provide the Company Entities with reasonable advance notice prior to accessing any of the foregoing. During the Pre-Closing Period, the Company Entities shall cooperate fully (including providing introductions where necessary) with Purchaser to enable Purchaser to contact certain third parties, including customers, prospective customers, vendors or suppliers of the Company Entities.
7.2    Public Disclosure. The initial press release with respect to the Merger will be a joint press release, to be agreed upon by Purchaser and the Company. In addition, except as may be required by law or by obligations pursuant to any listing agreement with Nasdaq or any applicable national securities exchange, during the Pre-Closing Period, (a) Purchaser and the Company will consult with each other (and provide each other reasonable opportunity to review and comment upon) before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and (b) without limiting Purchaser’s obligations under that certain confidentiality agreement, dated June 21, 2011 between the Company and Purchaser (the “Confidentiality Agreement”), neither Purchaser nor the Company will issue any such press release or make any such public statement or disclosure without the prior approval of the Company or Purchaser, as the case may be (which approval will not be unreasonably conditioned, withheld or delayed).
7.3    Commercially Reasonable Efforts; Government Approvals and Further Assurances.
(a)    Purchaser, Merger Sub and the Company will use commercially reasonable efforts to effectuate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party to this Agreement will: (i) make any filings and give any notices required to be made or given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (ii) use commercially reasonable efforts to obtain any consent required to be obtained (pursuant to any applicable legal requirement, contract or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) use commercially reasonable efforts to cause the conditions set forth in Section 8 that are within its control to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction thereof (but in any event within three (3) Business Days after such date). Each of Purchaser, Merger Sub and the Company will promptly deliver to the other a copy of each such filing made, each such notice given and each such consent obtained during the Pre-Closing Period. The parties shall furnish to one another all information required for any application or other filing required to be made pursuant to the rules and regulations of any applicable Legal Requirement in connection with the transactions contemplated by this Agreement.
(b)    Each party will use commercially reasonable efforts to file, as promptly as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Authority.
(c)    As soon as reasonably practicable following the execution of this Agreement, and in no event no later than five (5) Business Days, the Company and Purchaser each will file with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) Notification and Report Forms relating to the transactions contemplated in this Agreement as required by the HSR Act, and to the extent applicable will file with the foreign antitrust authorities set forth on Schedule 7.3 (“Foreign Authorities”) comparable pre-merger notification forms required by the merger notification or control Legal Requirements of any other applicable jurisdiction. Subject to Section 7.3(d), the Company and Purchaser each will promptly (a) supply the other party with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ or Foreign Authorities and which the parties may reasonably deem appropriate. Each of the Company and Purchaser will notify the other party promptly upon the receipt of (i) any comments from any officials of the FTC, the DOJ or Foreign Authorities in connection with any filings made pursuant to this Agreement and (ii) any request by any officials of the FTC, the DOJ or Foreign Authorities for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements, including the requirements of the HSR Act. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 7.3(c), the Company or Purchaser, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement. Each of the Company and Purchaser will give the other party prompt notice of the commencement or known threat of commencement of any Proceeding, investigation, audit or review by or before any Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement, keep the other party informed as to the status of any such Proceeding, investigation, audit or review or threat, and in connection with any such Proceeding, investigation, audit or review, each of the Company or Purchaser will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Proceeding, investigation, audit or review and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such Proceeding, investigation, audit or review. Upon the terms and conditions set forth in this Agreement (including Section 7.3(d)), each of the parties will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable to make effective as promptly as practicable, but in no event later than the End Date, the Merger and other transactions contemplated hereby in accordance with the terms of this Agreement, including obtaining HSR clearance and approvals, if any, from the Foreign Authorities set forth on Schedule 7.3.
(d)    Notwithstanding the foregoing, in no event shall Purchaser be required to (i) agree to divest any of its operations or assets, agree to divest or hold separate any of its operations or assets or the operations or assets of its Affiliates, or agree to any limitations on the ability of it or any of its Affiliates to acquire, hold or exercise full rights of ownership of the Company or any securities of the Company, (ii) pay any sums or concede anything of value except routine filing fees and third party fees and costs in connection therewith contemplated by this Agreement or (iii) litigate (or defend) against any administrative or judicial action or Proceeding (including any Proceeding seeking a temporary restraining order or preliminary injunction) challenging any of the transactions contemplated by this Agreement as violative of any Legal Requirement. In the event Purchaser is required to take any of the actions described in the preceding sentence, Purchaser may elect to promptly give written notice of the same to the Company (the “Purchaser HSR Notice”).
7.4    Employees.
(a)    Following the Effective Time, Purchaser will, for a period of one year, and after a transition period, if any, to be determined by Purchaser, provide or will cause to be provided, to employees of the Surviving Corporation who continue employment after the Effective time (the “Company Employees”) compensation and employee benefits in the aggregate that are not less favorable than those provided to similarly situated employees of Purchaser. Without limiting the generality of the foregoing, until June 30, 2012, Purchaser shall cause the Surviving Corporation to continue the Company Employee Plans that are in effect on the date of this Agreement and disclosed on Section 3.22 of the Company Disclosure Schedule other than (i) the Company’s stock option and other equity compensation plans and (ii) with respect to the individuals listed on Schedule 8.2(i) only, the Company’s discretionary bonus plan.
(b)    Purchaser further agrees, to the extent the Company Employees satisfy the eligibility requirements of the benefits plans of Purchaser and to the extent permissible under the benefit plans of Purchaser, to provide credit for service with Company for purposes of eligibility and vesting (but for no other purpose) under its benefit plans at such time as the Company Employees are transitioned over to Purchaser’s benefits plans. In addition, at such time as the Company Employees are transitioned over to Purchaser’s benefits plans, Purchaser will waive any coverage waiting period for each Company Employee who is eligible for and enrolls in Purchaser’s benefits plans except that, for insured benefit plans, waiving the coverage waiving period must be permitted under the terms of the insurance policy.

(c)    If requested by Purchaser at least three (3) days prior to the Closing Date, the Company shall cause there to be adopted, prior to the Closing Date, resolutions terminating any Company Employee Plan intended to be a cash or deferred arrangement under Section 401(k) of the Code other than the mindSHIFT Technologies, Inc. 401(k) and Profit Sharing Plan.
(d)    Purchaser hereby acknowledges that the transactions contemplated by this Agreement will constitute a “change of control” under the Company Employee Plans and the terms of employment-related agreements, as applicable.
(e)    This Section 7.4 will survive the consummation of the Merger and the Effective Time. This Section 7.4 shall not create any third party beneficiary rights, nor shall it be enforceable by any employee or any person representing the interests of employees. This Section 7.4 is solely an agreement between and for the benefit of the Company and Purchaser and shall be enforceable only by them.
(f)    The Company and Purchaser shall provide each other with such documents, employee data and other information as may be reasonably necessary to carry out the provisions of this Section 7.4.
(g)    Nothing in this Agreement shall constitute or be deemed to be an amendment to any benefit or compensation plan, program or arrangement. No term of this Agreement will be deemed to create any contract with any Company Employee or other employee of Company, or to give any Company Employee or other employee of Company the right to be retained in employment by Purchaser or any of its Affiliates, or to interfere with Purchaser or its Affiliates right to terminate employment of any Company Employee at any time. Except as otherwise provided in this Section 7.4, nothing in this Agreement shall diminish Purchaser’s or its Affiliates right to change or terminate its or their policies regarding salaries, benefits and other employment matters at any time or from time to time.
7.5    Tax Matters.
(a)    Tax Withholding. Purchaser, the Company, the Surviving Corporation and the Escrow Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock, Company Options or Company Warrants, such amounts as Purchaser, the Company, the Surviving Corporation or the Escrow Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, provincial or foreign Tax law, including with respect to any payment made pursuant to Section 2.6(c). To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by Purchaser, the Company, the Surviving Corporation or the Escrow Agent.
(b)    Cooperation on Tax Matters. Purchaser, the Company and the Stockholder’s Agent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns, and any Proceeding, investigation, audit or review by a Governmental Authority with respect to Taxes. Such cooperation shall include signing any Tax Returns, amended Tax Returns, claims or other documents necessary to settle any Tax controversy, executing powers of attorney, the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such Proceeding, investigation, audit or review and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Purchaser and the Company agree (A) to retain all Books and Records with respect to Tax matters pertinent to the Company Entities relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or the Company, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such Books and Records and, if the other party so requests, Purchaser or the Company, as the case may be, will allow the other party to take possession of such Books and Records.
(c)    Pre-Closing Tax Returns. Purchaser shall, at Purchaser’s expense, prepare or cause to be prepared all Tax Returns of the Company Entities for all periods ending on or prior to the Closing Date that are due after the Closing Date (the “Pre-Closing Tax Returns”). All Pre-Closing Tax Returns shall be prepared in a manner consistent with past practice of the Company Entities, to the extent such past practice complies with applicable Legal Requirements.
(i)    No later than thirty (30) days prior to the due date (including extensions) for filing the Pre-Closing Tax Returns, Purchaser shall deliver the Pre-Closing Tax Returns to the Stockholders’ Agent for its review and comment. Purchaser shall consider in good faith all comments reasonably requested by the Stockholders’ Agent.
(ii)    Purchaser shall file or cause to be filed all Pre-Closing Tax Returns on or prior to the due date (including extensions) for filing the Pre-Closing Tax Returns, and shall timely pay all Taxes due as reflected on the Pre-Closing Tax Returns. Except as provided in Section 7.5(e), Purchaser shall be entitled to reimbursement from the Indemnity Portion of the Escrow Fund for the amount of any Taxes due as reflected on the Pre-Closing Tax Returns to the extent such Taxes are not included or reflected on the Adjustment Calculation Date Balance Sheet, provided that such amounts shall remain subject to the indemnification rights of Purchaser, the dispute rights of the Stockholders’ Agent and to the dispute resolution provisions of this Agreement.
(d)    Straddle Returns. Purchaser shall, at Purchaser’s expense, prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company Entities for any Tax period beginning before and ending after the Closing Date (the “Straddle Returns”). All Straddle Returns shall be prepared in a manner consistent with past practices of the Company Entities, to the extent such past practice complies with applicable Legal Requirements.
(i)    No later than thirty (30) days prior to the due date (including extensions) for filing the Straddle Returns, Purchaser shall deliver the Straddle

Returns to the Stockholders’ Agent for their review and comment. Purchaser shall make all changes with respect to Straddle Returns as are reasonably requested by the Stockholders’ Agent.
(ii)    Purchaser shall file or cause to be filed the Straddle Returns on or prior to the due date (including extensions) for filing such Straddle Returns, and shall timely pay all Taxes due as reflected on such Straddle Returns. Purchaser shall be entitled to reimbursement from the Indemnity Portion of the Escrow Fund for an amount equal to the Taxes due as reflected on such Straddle Returns, to the extent that such Taxes arise in or are incurred with respect to a Tax period or portion of a Tax period ending on or before the Closing Date and to the extent such Taxes are not included or reflected on the Adjustment Calculation Date Balance Sheet, at least five (5) days prior to the due date (including extensions) for filing such Straddle Returns, provided that such amounts shall remain subject to the dispute rights of the Stockholders’ Agent and to the dispute resolution provisions of this Agreement.
(iii)    Where Taxes are attributable to a Straddle Period, such Taxes shall be calculated as though the taxable year terminated as of the close of business on the day preceding the Closing Date; provided, however, that in the case of a Tax not based on income, receipts, proceeds, profits or similar items, Taxes shall be equal to the amount of Tax for the taxable period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the taxable period through to the Closing Date and the denominator of which shall be the number of days in the taxable period.
(e)    Vested Company Option and Restricted Stock Deductions. Purchaser, the Company, and the Stockholders’ Agent agree that all Tax deductions of the Company Entities attributable to cash payments made on or after the Closing in respect of unexercised Vested Company Options pursuant to Section 2.6(c) and Restricted Stock pursuant to Section 2.6(f) shall be reported on the Tax Returns of the affiliated group that includes Purchaser and the Company for the taxable period that includes the day after the Closing Date in accordance with Treas. Reg. § 1.1502-76(b)(1)(ii)(B). Purchaser will indemnify the Company Holders in respect of, and hold them harmless against, any increased income Tax liability of the Company for the Company’s taxable period ending on the Closing Date resulting solely from the allocation of Tax deductions pursuant to this Section 7.5(e). Notwithstanding Section 7.5(c)(ii), Purchaser shall not be entitled to reimbursement from the Indemnity Portion of the Escrow Fund for the amount of any Taxes due as reflected on the Pre-Closing Tax Returns to the extent such Taxes result solely from the allocation of Tax deductions pursuant to this Section 7.5(e).
7.6    Indemnification of Officers and Directors of the Company.
(a)    From and after the Effective Time, Purchaser will and will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification provisions under the certificate of incorporation and bylaws (or similar organizational documents) of the Company as in effect on the date of this Agreement and pursuant to any indemnity agreements between the Company and any Person as in effect on the date of this Agreement (the Persons entitled to be indemnified pursuant to such provisions, and all other current and former directors and officers of the Company, being referred to collectively as the “D&O Indemnified Parties”). Purchaser will cause the certificate of incorporation and bylaws of Merger Sub and the Surviving Corporation to contain the provisions with respect to indemnification and exculpation from liability at least as favorable to the D&O Indemnified Parties as set forth in the Company’s certificate of incorporation and bylaws on the date of this Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party.
(b)    At or prior to the Closing, the Company shall obtain and fully pay for a “tail” directors’ and officers’ liability and fiduciary liability insurance policy with a claims period of at least six years from and after the Closing Date, specifically covering the D&O Indemnified Parties, and from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at the same levels as the Company’s existing policies. The Company shall bear the cost of such D&O Insurance, and such costs, to the extent not paid prior to the Closing, will be included in the determination of Specified Transaction Expenses.
(c)    This Section 7.6 will survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Company, Purchaser, the Surviving Corporation and the D&O Indemnified Parties, and will be binding on all successors and assigns of Purchaser and the Surviving Corporation.
7.7    No Solicitation.
(a)    During the Pre-Closing Period, without the prior written consent of Purchaser, neither the Company Entities nor the Selling Stockholders will, directly or indirectly, through any officer, director, stockholder, employee, Representative, controlled Affiliate or agent of the Company Entities, solicit or encourage (including by way of furnishing information) the initiation or submission of any inquiries, proposals or offers, or conduct any discussions or negotiations with, or facilitate or encourage any effort to attempt to, or enter into any agreement or understanding with, any Person or group of Persons regarding (i) any sale of stock or other equity interests in any of the Company Entities, including without limitation in any initial public offering of any such securities, (ii) a merger, consolidation, share exchange, business combination, or other similar transaction involving any of the Company Entities, (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of any of the Company Entities in a single transaction or a series of related transactions, (iv) any agreement, or public announcement by any of the Company Entities of a proposal, plan or intention, to do any of the foregoing, or (v) any other transaction which would preclude the accomplishment of the transactions contemplated herein (any of the foregoing, a “Company Acquisition Proposal”); provided, however, that nothing contained in this Agreement will prevent the Company Board from communicating to a Person or group of Persons (without disclosing the identity of Purchaser or any terms or provisions of this Agreement) that initiates or submits any inquiry, proposal or offer that it is contractually prohibited from discussing or negotiating any Company Acquisition Proposal.
(b)    The Company will promptly notify Purchaser after receipt of, or becoming aware of, any Company Acquisition Proposal or any request for nonpublic information relating to the Company Entities in connection with a the Company Acquisition Proposal or for access to the properties, books or records of the Company Entities by any Person that informs the Company Board or the Company’s Representatives that it is considering making, or has made, a the Company Acquisition Proposal, and, in each case, to the maximum extent not prohibited by a non-disclosure agreement to which the Company is a party as of the date of this Agreement, shall provide Purchaser with a copy of all written materials received by the Company (or if providing such copy is prohibited, a written summary of the material terms) relating to such Company Acquisition Proposal or request.
(c)    The Company Entities will immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Purchaser) conducted prior to or as of the date of this Agreement with respect to any Company Acquisition Proposal. The Company agrees not to release any such parties from any confidentiality agreement to which any Company Entity is a party.
7.8    Stockholder Consent or Approval.
(a)    The Company shall use its commercially reasonable best efforts, in accordance with this Agreement, the DGCL, its Certificate of Incorporation and its Bylaws and its Sixth Amended and Restated Securityholders Agreement, deliver to Purchaser the approval by written consent of the execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby, by the Selling Stockholders holding (i) 70% of the Company Common Stock and Company Preferred Stock, voting together as a single class on an as-converted to Company Common Stock basis, as applicable, and (ii) 80% of each class of the Company Preferred Stock, each voting separately as a single class (the approval by written consent referenced in (i) and (ii) collectively, the “Stockholder Consent”, and the Selling Stockholders party thereto, the “Consenting Stockholders”) within one (1) Business Day of the date hereof.
(b)    No later than seven (7) Business Days following the date hereof, the Company shall provide Purchaser with an opportunity to review and comment on the information statement to be sent to the Selling Stockholders, other than those Selling Stockholders who have provided the Stockholder Consent (such Company Stockholders who have not provided the Stockholder Consent, the “Non-Consenting Stockholders”, and such information statement as amended or supplemented is referred to herein as the “Information Statement”). The Company shall ensure that the information contained in the Information Statement to be sent to the Non-Consenting Stockholders with the Letter of Transmittal complies with applicable Legal Requirements. If at any time prior to the Effective Time the Company determines that applicable Legal Requirements require the Company to supplement or amend the Information Statement, the Company shall promptly so inform Purchaser and provide such supplement or amendment to the Non-Consenting Stockholders. Notwithstanding anything herein to the contrary, the Company shall not include in the Information Statement any information with respect to Purchaser or its Affiliates or associates, the form and content of which information shall not have been approved in writing by Purchaser prior to such inclusion.
(c)    The Company shall, no later than ten (10) Business Days following the date hereof, in accordance with the DGCL and the organizational documents of the

Company, deliver an electronic copy of the Information Statement to the Payment Agent for delivery by the Payment Agent to each of the Non-Consenting Stockholders.
(d)    The Information Statement shall include a statement to the effect that (A) the Company Board has unanimously recommended that the Company’s stockholders vote in favor of the approval of this Agreement and the consummation of the Merger and the transactions consummated hereby, has concluded that the terms and conditions of the Merger are fair to and in the best interests of the Stockholders and has approved this Agreement and the consummation of the Merger and the transactions consummated hereby and (B) the Stockholder Consent has been obtained. Neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Purchaser, the unanimous recommendation of the Company Board that the Stockholders vote in favor of the approval of this Agreement, the Merger and the transactions contemplated hereby.
(e)    280G Approval. The Company agrees to submit any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to agreements, contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code to a stockholder vote in accordance with Section 280G(b)(5)(B) of the Code upon receipt of a valid waiver of such payments or benefits by each of the affected “disqualified individuals”, with such stockholder vote to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder (the “280G Approval”). The Company shall use commercially reasonable efforts to obtain the waivers described in the preceding sentence. The Company shall deliver to Purchaser, prior to seeking the 280G Approval, drafts of any documents required to be provided or executed with respect to the 280G Approval, including any waivers, consents, disclosures, and any related analysis (the “280G Approval Documents”), for Purchaser’s review, comment and approval (which shall not be unreasonably withheld, conditioned or delayed), in order to ensure Purchaser is reasonably satisfied that the 280G Approval will be solicited in accordance with Section 280G(b)(5)(B) of the Code and Treasury Regulations Section 1.280G-1. Not less than five (5) days prior to the Closing, the Company shall provide Purchaser with properly completed and executed 280G Approval Documents. To the extent that the 280G Approval is sought but not obtained with respect to any such payments or benefits, the Company shall not pay any such payments or benefits.
7.9    Approval by Stockholder of Merger Sub. Merger Sub will call a meeting of its stockholders to be held as promptly as practicable after the date of this Agreement, or otherwise cause it stockholders to act via written consent in accordance with applicable law, for the purposes of approving the Merger and adopting this Agreement.
8.    Conditions to the Merger.
8.1    Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of Purchaser and Merger Sub, on the one hand, and the Company and Selling Stockholders, on the other hand, to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement will be subject to the satisfaction at or prior to the

Closing of each of the following conditions (it being understood that (i) any one or more of the following conditions may be waived by the agreement of Purchaser and the Company and (ii) by proceeding with the Closing, Purchaser, Merger Sub and the Company will be deemed to have waived any of such conditions that remain unsatisfied for purposes of this Section 8.1, but subject to Section 10.2(f)):
(a)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any U.S. federal or state court of competent jurisdiction will have been issued and remain in effect, nor will there be any U.S. federal or state statute, rule or regulation enacted or deemed applicable to the Merger, that makes the consummation of the Merger illegal.
(b)    HSR Antitrust Laws. To the extent required, the waiting period applicable to the consummation of the Merger under HSR will have expired or been terminated.
8.2    Additional Conditions to the Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement will be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that (i) any one or more of the following conditions may be waived by Purchaser and (ii) by proceeding with the Closing, Purchaser and Merger Sub will be deemed to have waived any of such conditions that remain unsatisfied for purposes of this Section 8.2, but subject to Section 10.2(f)):
(a)    Representations and Warranties. The representations and warranties: (i) contained in Section 3.1 (Organization, Standing and Power), Section 3.3 (Power and Authority), Section 3.4 (Authorization), Section 4.1 (Formation and Power), 4.2 (Execution, Delivery; Valid and Binding Agreement) and 4.5 (Company Capital Stock) will be true and correct in all respects, (ii) contained in Section 3.8(a) (Capitalization) will be true and correct in all respects subject to de minimis exceptions, (iii) contained in this Agreement that are qualified as to materiality or Company Material Adverse Effect will be true and correct in all respects, and (iv) all other representations and warranties of the Company and the Selling Stockholders set forth in Section 3 and Section 4, respectively, of this Agreement that are not so qualified will be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.
(b)    Performance of Covenants. The Company and the Selling Stockholders will have complied with and performed in all material respects all covenants under this Agreement required to be complied with or performed by the Company or the Selling Stockholders, respectively at or prior to the Closing.
(c)    Certificate of Officer. Purchaser and Merger Sub will have received a certificate executed on behalf of the Company by an officer of the Company representing and warranting that, with respect to the Company, the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

(d)    Receipt of Closing Deliveries. Purchaser will have received each of the agreements, instruments and other documents set forth in Section 2.2(b)(ii).
(e)    No Pending Governmental Litigation. There will not be pending before any court of competent jurisdiction any Proceeding commenced by a U.S. federal or state Governmental Authority that (i) that directly or indirectly challenges or seeks to restrain, delay, make illegal or prohibit the consummation of the Merger or that would cause the Merger or other transactions contemplated by this agreement to be rescinded following completion thereof, or (ii) relates to the Merger and seeks to obtain from Purchaser any damages or other relief.
(f)    No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect has occurred.
(g)    Stockholder Consent. The Company shall have delivered to Purchaser the Stockholder Consent.
(h)    Dissenting Shares. The Company shall not have received notice from Company Holders holding more than three percent (3%) of the Company Capital Stock (determined on an as converted to Company Common Stock basis) that such holders have exercised dissenters’ rights under Section 262 of the DGCL.
(i)    Employment Covenant Agreements. The individuals listed on Schedule 1 shall not have repudiated or challenged the enforceability of such individual’s Employment Covenant Agreements and at least ten (10) of the individuals listed on Schedule 8.2(i) shall have entered into an Employment Covenant Agreement with the Company effective from and after the Closing.
(j)    Non-Competition Agreements. Each of the individuals listed on Schedule 2 shall not have repudiated or challenged the enforceability of such individual’s Non-Competition Agreement with Purchaser.
(k)    PCI DSS Audit. (i) The Company shall have delivered to Purchaser a duly completed PCI DSS Self-Assessment Questionnaire and Attestation of Compliance in the form attached hereto as Exhibit J (the “PCI DSS SAQ”), (ii) the Company shall not have answered “no” to any of the questions in the Self-Assessment Questionnaire included in the PCI DSS SAQ, which, for the avoidance of doubt, includes only requirements 9 and 12 of the PCI DSS SAQ, (iii) the Company shall have delivered a certificate executed on behalf of the Company by an officer of the Company representing and warranting to Purchaser that the PCI DSS SAQ is true and correct as of the Closing Date, and (iv) Purchaser shall have verified that the Company’s answers in the PCI DSS SAQ are true and correct.
(l)    Amended Charter. The Company shall have adopted the certificate of amendment attached hereto as Exhibit K.
(m)    Employment Agreement. The Company shall have terminated any existing employment agreements with the individuals listed on Schedule 8.2(m).

8.3    Additional Conditions to Obligation of the Company and the Selling Stockholders. The obligation of the Company and the Selling Stockholders to effect the Merger and to otherwise consummate the transactions contemplated by this Agreement will be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that (i) any one or more of the following conditions may be waived by the Company and (ii) by proceeding with the Closing, the Company and the Selling Stockholders will be deemed to have waived any of such conditions that remain unsatisfied for purposes of this Section 8.3, but subject to Section 10.2(f)):
(a)    Representations and Warranties. The representations and warranties: (a) contained in Section 5.1 (Organization, Standing and Power) and 5.2 (Authority) and (b) contained in this Agreement that are qualified as to materiality will be true and correct, and all other representations and warranties of Purchaser and Merger Sub set forth in Section 5 of this Agreement that are not so qualified will be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.
(b)    Performance of Covenants. Purchaser and Merger Sub will have each complied with and performed in all material respects all of their respective covenants under this Agreement required to be complied with or performed by either of them at or prior to the Closing.
(c)    Certificate of Officer. The Company will have received a certificate executed on behalf of Purchaser and Merger Sub by an officer of Purchaser and Merger Sub representing and warranting that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.
(d)    Receipt of Closing Deliveries. The Company will have received each of the agreements, instruments and other documents set forth in Section 2.2(b)(i) and Purchaser will have satisfied its Closing payment obligations set forth in this Agreement.
(e)    No Pending Governmental Litigation. There will not be pending before any court of competent jurisdiction any Proceeding commenced by a U.S. federal or state Governmental Authority that (i) is likely to result in a judgment in favor of such Governmental Authority and that challenges or seeks to restrain or prohibit the consummation of the Merger or (ii) relates to the Merger and seeks to obtain from the Company any damages or other relief that, if awarded, would have a Company Material Adverse Effect.
(f)    Retention Letters. Purchaser shall have delivered (and not revoked) a written communication of the terms of the bonus/retention plan and entitlement to participate in such plan to the individuals identified on Schedule 1 and Schedule 8.2(i) who have executed (and not repudiated) his or her Employment Covenant Agreement as of the Closing.

9.    Termination.
9.1    Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 9.1(b) through 9.1(i), by notice from the terminating party to the other party setting forth a brief description of the basis for termination):
(a)    by the mutual written consent of Purchaser and the Company;
(b)    by either Purchaser or the Company if the Merger will not have been consummated by the End Date; provided, however, that the right to terminate this Agreement under this Section 9.1(b) will not be available to any party whose failure to comply with or perform in any material respect any covenant under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;
(c)    by either Purchaser or the Company if a court of competent jurisdiction will have issued a final and nonappealable order, injunction, judgment or other decree, or other Legal Requirement, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;
(d)    by Purchaser upon written notice to the Company and the Stockholders’ Agent if (i) as of any date prior to the Closing Date, (A) the condition set forth in Section 8.2(a) shall not be satisfied (it being understood that, for purposes of this Section 9.1(d), the applicable date(s) of determination prior to the Closing Date shall be substituted for the Closing Date in determining whether the condition contained in Section 8.2(a) is satisfied), or (B) the condition set forth in Section 8.2(b) shall not be satisfied (it being understood that, for purposes of this Section 9.1(d), the applicable date(s) prior to the Closing Date shall be substituted for the Closing Date in determining whether the condition contained in Section 8.2(b) is satisfied) and (ii) in each case such condition shall remain unsatisfied for more than ten (10) Business Days after delivery to the Company of notice of the failure of such condition (it being understood that, for purposes of this Section 9.1(d), the applicable date(s) of determination prior to the Closing Date shall be substituted for the Closing Date in determining whether the condition contained in Section 8.2(a) or Section 8.2(b), as applicable, is satisfied), provided that Purchaser has elected to terminate this Agreement pursuant to this Section 9.1(d) within eight (8) Business Days following the expiration of such ten (10) Business Day period;
(e)    by the Company upon written notice to Purchaser if (i) as of any date prior to the Closing Date, (A) the condition set forth in Section 8.3(a) shall not be satisfied (it being understood that, for purposes of this Section 9.1(e), the applicable date(s) of determination prior to the Closing Date shall be substituted for the Closing Date in determining whether the condition contained in Section 8.3(a) is satisfied), or (B) the condition set forth in Section 8.3(b) shall not be satisfied (it being understood that, for purposes of this Section 9.1(e), the applicable date(s) of determination prior to the Closing Date shall be substituted for the Closing Date in determining whether the condition contained in Section 8.3(b) is satisfied), and (ii) in each case, such condition shall remain unsatisfied for more than ten (10) Business Days after delivery to Purchaser of notice of the failure of such condition (it being understood that, for purposes of this Section 9.1(e), the applicable date(s) of determination prior to the Closing Date shall be substituted for the Closing Date in determining whether the condition contained in

Section 8.3(a) or Section 8.3(b), as applicable, is satisfied), provided that the Company has elected to terminate this Agreement pursuant to this Section 9.1(e) within eight (8) Business Days following the expiration of such ten (10) Business Day period;
(f)    by Purchaser, if, after the date hereof, a Company Material Adverse Effect occurs;
(g)    by Purchaser, if the Stockholder Consent shall not have been delivered within one (1) Business Day after execution of this Agreement, provided that Purchaser has elected to terminate this Agreement pursuant to this Section 9.1(g) within eight (8) Business Days following the date of this Agreement;
(h)    by Purchaser upon written notice to the Company following delivery to the Company of the Purchaser HSR Notice; or
(i)    by Purchaser, if the Company shall have received notice from Company Holders holding more than three percent (3%) of the Company Capital Stock (determined on an as converted to Company Common Stock basis) that such holders have exercised dissenters’ rights under Section 262 of the DGCL.
9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement will be of no further force or effect, and there will be no liability on the part of Purchaser, the Company Holders, Merger Sub or their respective officers, directors or stockholders; provided, however, (a) that the provisions of this Section 9.2, Article 11 and the Confidentiality Agreement will remain in full force and effect and survive any termination of this Agreement, (b) if this Agreement is terminated pursuant to Section 9.1(d)(i)(B) or 9.1(e)(i)(B) on the basis of fraud or willful misconduct or intentional misrepresentation of any party hereto, any and all remedies against such party available to the other party or parties either in law or equity (including specific performance) shall be preserved and survive the termination of this Agreement, and the party engaging in fraud or willful misconduct or intentional misrepresentation shall reimburse the other party or parties for their expenses. If all conditions to the obligations of a party or parties at the Closing have been satisfied (or waived by the party or parties entitled to waive such conditions), and such party does not proceed with the Closing, all remedies available to the other party or parties, either at law or in equity, arising from such failure to close, including the right to pursue specific performance or a claim for damages on account of a breach of this Agreement, shall be preserved and shall survive any termination of this Agreement.
10.    Escrow and Indemnification
10.1    Escrow Fund. To the extent the Indemnified Persons are entitled to receive any indemnification pursuant to the terms of this Section 10, such Indemnified Persons will be required to first exhaust the Indemnity Portion of the Escrow Fund prior to pursuing any other remedies or sources of recovery, to the extent available under this Section 10.
10.2    Indemnification.

(a)    Expiration of Representations, Warranties and Covenants. All representations and warranties made by the Company in this Agreement will expire on the earlier of (i) the eighteen (18) month anniversary of the Closing Date and (ii) ten (10) Business Day following the delivery of audited financial statements of the Surviving Corporation for the 2012 fiscal year (the “General Survival Period”); provided, however, that the representations and warranties contained in: (x) the Fundamental Representations will expire on the later of the fifth (5th) anniversary of the Closing Date and the expiration of the applicable statute of limitations, (y) Section 3.22 (Employee Benefit Plans) and 3.26 (Brokers’ and Finders’ Fees) of this Agreement will expire on the third (3rd) anniversary of the Closing Date (the “Special Representation Termination Date”, and (z) Section 3.21 (Taxes) will expire on the fourth (4th) anniversary of the Closing Date, except with respect to any claim asserted by Purchaser resulting from or in connection with any allegation of fraud made by a Governmental Authority, in which case, and only with respect to such claim, Section 3.21 (Taxes) will expire on the sixth (6th) anniversary of the Closing Date (the “Tax Representation Termination Date”, and the date of termination of any representation or warranty in this Agreement, a “Representation Termination Date”); provided, further, that if at any time prior to the relevant Representation Termination Date, Purchaser delivers to the Stockholders’ Agent a notice stating the existence of a breach of any of the representations and warranties made by the Company (and setting forth in reasonable detail the basis for Purchaser’s determination that such a breach exists) and asserting a claim for recovery under this Section 10.2 based on such breach, then the claim asserted in such notice will survive such applicable Representation Termination Date until such time as such claim is fully and finally resolved. All covenants and agreements of the parties contained in this Agreement will expire in accordance with their terms.
(b)    Indemnification. Subject to the other provisions of this Agreement, from and after the Effective Time, Purchaser will indemnify the Company Holders in respect of, and hold them harmless against, any Damages suffered by the Company Holders resulting from the breach by Purchaser or Merger Sub, without giving effect to any materiality or Purchaser Material Adverse Effect qualification, of any representation or warranty, covenant or agreement contained in this Agreement. Subject to the other provisions of this Agreement, from and after the Effective Time, the Company Holders will indemnify Purchaser and its Affiliates and their respective stockholders, directors, officers, employees, agents, successors in interest and assigns (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) in respect of, and hold them harmless against, any Damages suffered by such Indemnified Person as a result of (i) any breach of any representation or warranty of the Company or the Selling Stockholders contained in Section 3 or Section 4 of this Agreement, without giving effect to any materiality or Company Material Adverse Effect qualification, (ii) the breach or failure to perform, without giving effect to any materiality or Company Material Adverse Effect qualification, of any covenant of the Company or the Selling Stockholders in this Agreement, (iii) any Taxes (or the non-payment thereof) of, or attributable to, the Company for all taxable periods or portions thereof ending on or before the Closing Date (as determined, to the extent applicable, pursuant to Section 7.5(d)(iii) and taking into account Section 7.5(e) of this Agreement) to the extent such Taxes are not included or reflected on the Adjustment Calculation Date Balance Sheet; provided, that no claim for Damages described in this Section 10.2(b)(iii) shall be subject to indemnification pursuant to this Agreement if raised by Purchaser after the Tax Representation Termination Date, (iv) any Damages arising from the exercise of dissenters’ rights with respect to any shares of Company Capital Stock or any payments made by Purchaser or the Surviving Corporation after the Effective Time with respect to any Dissenting Shares to the extent such payments exceed the portion of the Merger Consideration to which the holders of such Dissenting Shares would have been entitled to had such Dissenting Shares not been Dissenting Shares, (v) any inaccuracy in any of the information included in the Consideration Spreadsheet or in any distribution schedule approved pursuant to Section 2.17, without limitation, a claim by a Company Holder that such holder is entitled to a payment greater than such Company Holder’s portion of the Merger Consideration either specified on the Consideration Spreadsheet or in any such schedule, (vi) any Damages arising from a claim by any former securityholder of the Company in respect of such former securityholder’s ownership of any of the Company’s securities that are not reflected as owned by such former securityholder on the Consideration Spreadsheet, (vii) any Damages arising from any violation by the Company of the Fair Labor Standards Act or violation by the Company of any state or local wage and hour laws or regulations at any time up to the Effective Time, (viii) any Damages arising from the Company’s breach of Section 3.13(j) or Section 3.29(b), in each case disregarding, for purposes of this clause (viii), any Knowledge and materiality qualifiers and any disclosures on the Company Disclosure Schedule in Sections 3.13(j) and 3.29(b) and (ix) any income or employment Taxes required to be withheld by the Company or the Surviving Corporation in connection with payments made pursuant to Section 2.6(f) to the extent such Taxes exceed the withholding amounts reflected on the Consideration Spreadsheet pursuant to Section 2.15(k). The indemnification provided by the Company Holders pursuant to this Section 10 shall be (i) with respect to any Damages paid from the Indemnity Portion of the Escrow Fund, joint and several, and (ii) with respect to any Damages that are not paid from the Indemnity Portion of the Escrow Fund, several, and not joint, to the extent of each Company Holder’s Company Holder Percentage Interest of the amount of such Damages. Notwithstanding any provision of this Agreement to the contrary, and except with respect to any such Damages that are paid from the Escrow Fund, any indemnification for Damages that arise from the breach by a particular Selling Stockholder of such Selling Stockholder’s representations or warranties in Section 4 of this Agreement or such Selling Stockholder’s covenants under this Agreement shall be provided solely by such Selling Stockholder and shall not be provided from any other Company Holder.
(c)    Limitations of Liability.
(i)    Sole and Exclusive Remedy. Subject to Section 10.2(c)(v), following the Closing, the sole and exclusive remedies of the parties for Damages arising from the matters that give rise to indemnification under Section 10.2(b), shall be as provided for in this Section 10. The parties acknowledge that (i) except as expressly provided in Section 3, the Company has not made and is not making, and Purchaser is not relying upon, any representations or warranties whatsoever regarding the Company or the subject matter of this Agreement, express or implied, (ii) except as expressly provided in Section 4 and in the Letters of Transmittal, the Selling Stockholders have not made and are not making, and Purchaser is not relying upon, any representations or warranties whatsoever regarding the Company, the Selling Stockholders or the subject matter of this Agreement, express or implied and (iii) except as expressly provided in Section 5, Purchaser has not made and is not making, and the Company Holders are not relying upon, any representations or warranties whatsoever regarding Purchaser or the subject matter of this Agreement, express or implied.

(ii)    Deductible. The party responsible for indemnifying the Indemnified Persons will not be liable to such Indemnified Persons until the aggregate amount of all Damages for which the Indemnified Persons would be entitled to indemnification hereunder exceeds $835,000 (the “Deductible”), in which case, the Indemnified Persons will be entitled to be indemnified only against the portion of such Damages in excess of the Deductible; provided, however, that the Deductible shall not apply to any claim based on intentional misrepresentation, willful misconduct, fraud or the breach of any covenant contained in this Agreement, subsections (iii), (iv), (v), (vi), (vii), (viii) or (ix) of Section 10.2(b), or the breach of the Fundamental Representations or the Special Representations.
(iii)    Cap. In no event shall the aggregate liability of the Company Holders for Damages related to or arising out of (a) Section 10.2(b)(i) exceed $20,875,000 (inclusive of any such Damages that are satisfied from the Indemnity Portion of the Escrow Fund), (b) breaches of the Special Representations or Section 10.2(b)(iii), (vii) or (viii) exceed $60,000,000 (inclusive of any such Damages that are satisfied from the Indemnity Portion of the Escrow Fund) or (c) any other matter exceed the total Merger Consideration. For the avoidance of doubt, in no event shall the aggregate liability of any particular Company Holder under this Section 10 exceed the total Merger Consideration paid to such Company Holder under this Agreement (including any amounts withheld and deposited into the Escrow Fund on such Company Holder’s behalf).
(iv)    Adjustments to Merger Consideration. No Indemnified Person will be entitled to recover any Damages under this Section 10 that arise out of or relate to any facts or circumstances that have resulted or may result, directly or indirectly, in a reduction in the Merger Consideration finally determined pursuant to Section 2.13.
(v)    Fraud. Nothing in this Agreement will limit any remedy Purchaser may have against any Person for fraud, willful misconduct or intentional misrepresentation.
(d)    Control of Defense; Conditions. In the event Purchaser or another Indemnified Person becomes aware of a claim by any person who is not party to this agreement, including without limitation, employees or former employees of the Company (any such claim, a “Third Party Claim”) which Purchaser believes may result in a claim for indemnification pursuant to this Section by or on behalf of an Indemnified Person, Purchaser will promptly notify the Stockholders’ Agent of such Third Party Claim. Notwithstanding the foregoing, no delay in providing such notice within the Escrow Period will affect an Indemnified Person’s rights under this Agreement, unless (and then only to the extent that) the Stockholders’ Agent or the Company Holders are actually and materially prejudiced thereby. Such notice shall include a copy of such claim, process and legal pleadings received by Purchaser and, if reasonably ascertainable by Purchaser, a preliminary estimate of the amount of Damages that may be indemnifiable in connection therewith. The obligations of the Company Holders and the Stockholders’ Agent solely on behalf of the Company Holders under this Section with respect to Damages arising from any Third Party Claim will be governed by the following additional terms and conditions:

(i)    The Stockholders’ Agent, at its option and the Company Holders’ expense, will be entitled to assume control of the defense of any Third Party Claim at any time within ten (10) days of receiving notice of the Third Party Claim from Purchaser and may appoint as lead counsel of such defense any legal counsel selected by the Stockholders’ Agent and reasonably approved by Purchaser. In the event that the Stockholders’ Agent assumes control of the defense of any Third Party Claim, the Stockholders’ Agent will diligently defend such Third Party Claim and keep Purchaser and the Indemnified Person (if such Indemnified Person is not Purchaser) informed of all material events and developments, including promptly providing copies of any correspondence and court filings, with respect to such Third Party Claim and, unless and until such time as, it is ultimately determined by mutual agreement of the Stockholders’ Agent and the Indemnified Person or in accordance with a final determination by a court of competent jurisdiction under the provisions of Section 11.17 that the Indemnified Person is not entitled to be indemnified under this Agreement with respect to the Third Party Claim, the Stockholders’ Agent will be deemed to have agreed that the Company Holders shall indemnify the Indemnified Person for all Damages resulting from such Third Party Claim by virtue of the Stockholders’ Agent assuming the defense of such matter. Prior to the period in which the Stockholders’ Agent assumes the defense of such matter, the Indemnified Person may take such reasonable actions to preserve any and all rights with respect to such matter, without such actions being construed as waiver of the Indemnified Person’s rights to defense and indemnification pursuant to this Agreement. The Stockholders’ Agent and the Indemnified Person shall cooperate in the defense of such Third Party Claims. The expenses of the Stockholders’ Agent will be reimbursed from the Stockholders’ Agent Expense Portion to the extent then available.
(ii)    Notwithstanding Section 10.2(d)(i), the Indemnified Person will be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided, that such employment will be at the Indemnified Person’s own expense unless (i) the Stockholders’ Agent has failed to assume (or elects not to assume) the defense and employ counsel in accordance with Section 10.2(d)(i), (ii) Purchaser shall have reasonably concluded based on advice of counsel that a conflict or potential conflict exists between the Company Holders and the Indemnified Person or there may be defenses available to the Indemnified Person that are contrary to, or inconsistent with those available to the Company Holders or (iii) (x) the Indemnified Person reasonably determines in good faith that the Stockholders’ Agent is not diligently conducting the defense of the action or (y) there is a reasonable probability that such Third Party Claim seeks non-monetary relief or would result in the imposition of a consent order, injunction or decree that would materially restrict the future activity or conduct of Purchaser (including the Company) or would have a material adverse impact on, or materially disrupt or impair the ongoing business or reputation of Purchaser (including the Company), in which cases the Indemnified Person will have the right, by notice to the Stockholders’ Agent, to assume defense of such Third Party Claim and, unless, and until such time as, it is ultimately determined by mutual agreement of the Stockholders’ Agent and the Indemnified Person or in accordance with a final determination by a court of competent jurisdiction under the provisions in Section 11.7 that the Indemnified Person is not entitled to be indemnified under this Agreement with respect to the Third Party Claim, all Damages resulting from such Third Party Claim, including the reasonable fees and expenses of the Indemnified Person’s counsel incurred in connection with such Third Party Claim, shall be borne by the Company Holders.

(iii)    The Stockholders’ Agent shall not settle or seek to settle any Third Party Claim against an Indemnified Person, except (i) to the extent that the Indemnified Person gives prior written approval or (ii) if the settlement provides for no relief other than monetary damages for which the Indemnified Person will be fully indemnified under this Section 10.2 and provides an unconditional release of the Indemnified Person. The Indemnified Person shall not settle a Third Party Claim without the prior written consent of the Stockholders’ Agent, which consent shall not be unreasonably withheld or delayed.
(e)    Subrogation. If Purchaser, the Surviving Corporation or any affiliate of Purchaser or the Surviving Corporation receives or becomes entitled to receive an indemnification payment, the Stockholders’ Agent (on behalf of the Company Holders) will be entitled to exercise and will be subrogated to any rights and remedies (including rights of indemnity, rights of contribution and rights of recovery) that Purchaser, the Surviving Corporation or such affiliate may have against any other Person with respect to any Damages, circumstance or matter to which such indemnification payment is directly or indirectly related. Purchaser and the Surviving Corporation will take such commercially reasonable actions as the Stockholders’ Agent may reasonably request, at the expense of the Company Holders, for the purpose of enabling the Stockholders’ Agent (on behalf of the Company Holders) to perfect or exercise all rights of subrogation under this Agreement.
(f)    Claims Unaffected by Investigation. The right of Purchaser or any other Indemnified Person to indemnification or to assert or recover on any claim shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy of or compliance with any of the representations, warranties, covenants, or agreements set forth in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants or agreements to the extent permitted by this Agreement.
10.3    Stockholders’ Agent.
(a)    By virtue of the approval of this Agreement by the Company’s stockholders, by executing and delivering a Letter of Transmittal, an Option Termination Agreement, or a Warrant Termination Agreement and without further action of any the Company stockholder, each Company Holder will be deemed to have irrevocably constituted and appointed Shareholder Representative Services LLC, a Colorado limited liability company (and by execution of this Agreement it hereby accepts such appointment) as agent and attorney-in-fact (“Stockholders’ Agent”) for and on behalf of the Company Holders, with full power of substitution, to act in the name, place and stead of each Company Holder with respect to this Agreement and the Escrow Agreement and the taking by the Stockholders’ Agent of any and all actions and the making of any decisions required or permitted to be taken by the Stockholders’ Agent under this Agreement or the Escrow Agreement, including the exercise of the power to: (i) give and receive notices and communications under this Section 10 or the Escrow Agreement; (ii) authorize delivery to Purchaser of cash from the Indemnity Portion of the Escrow Fund in satisfaction of claims for indemnification made by Purchaser under this Section 10 or from the

Adjustment Portion or the Indemnity Portion of the Escrow Fund in satisfaction of any amounts owed to Purchaser under Section 2.13; (iii) object to claims for indemnification made by Purchaser under this Section 10; (iv) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims for indemnification made by Purchaser under this Section 10; (v) agree to, negotiate, enter into settlements and compromises of, and comply with orders or otherwise handle any other matters described in Section 2.13; and (vi) take all actions necessary or appropriate in the good faith judgment of the Stockholders’ Agent for the accomplishment of the foregoing. Notwithstanding anything herein to the contrary, except to the extent that indemnification for such claims would be paid from the Indemnity Portion of the Escrow Fund, the foregoing powers of the Stockholders’ Agent shall not apply with respect to claims for indemnification against the Selling Stockholders for breaches by such Selling Stockholders of the Selling Stockholders’ representations or warranties in Section 4 of this Agreement or the Selling Stockholders’ covenants under this Agreement. The power of attorney granted in this Section 10.3 is coupled with an interest and is irrevocable, may be delegated by the Stockholders’ Agent and will survive the death or incapacity of any Company Holder. If the Stockholders’ Agent shall resign or be removed by the Company Holders, the Company Holders shall, within ten (10) days after such resignation or removal, appoint a successor to the Stockholders’ Agent. The identity of the Stockholders’ Agent and the terms of the agency may be changed, and a successor Stockholders’ Agent may be appointed, from time to time (including in the event of the death, disability or other incapacity of the Stockholders’ Agent) by Company Holders whose aggregate Company Holder Percentage Interests exceed 50%, and any such successor will succeed the Stockholders’ Agent as Stockholders’ Agent under this Agreement. No bond will be required of the Stockholders’ Agent. The Stockholders’ Agent shall be permitted to communicate with the Company Holders, including in electronic form.
(b)    The Stockholders’ Agent will not be liable for any liability, loss, damage, penalty, fine, cost or expense incurred without gross negligence by the Stockholders’ Agent while acting in good faith and arising out of or in connection with the acceptance or administration of its duties under this Agreement (it being understood that any act done or omitted pursuant to the advice of counsel will be conclusive evidence of such good faith). Each Company Holder will severally, and not jointly, indemnify and hold the Stockholders’ Agent harmless against such Company Holder’s Company Holder Percentage Interest of any liability, loss, damage, penalty, fine, cost or expense (including the fees or costs of legal counsel or financial, tax or accounting advisors and any fees or costs related thereto and any expenses related to the Independent Accounting Firm) (collectively, “Agent Losses”) incurred by the Stockholders’ Agent arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement, in each case as such Agent Loss is incurred or suffered; provided that in the event it is finally adjudicated that an Agent Loss or any portion thereof was primarily caused by the gross negligence or bad faith of the Stockholders’ Agent, the Stockholders’ Agent will reimburse the Company Holders the amount of such indemnified Agent Loss attributable to such gross negligence or bad faith. The Stockholders’ Agent will be entitled to recover any Agent Losses from (i) the Stockholders’ Agent Expense Portion of the Escrow Fund without the requirement of any consent or approval by Purchaser and (ii) the amounts in the Indemnity Portion of the Escrow Fund otherwise distributable to the Company Holders pursuant to the terms hereof and the Escrow Agreement at the time of distribution in accordance with written instructions delivered by the Stockholders’ Agent to the

Escrow Agent; provided that while this section allows the Stockholders’ Agent to be paid from the Stockholders’ Agent Expense Portion and the Indemnity Portion of the Escrow Fund, this does not relieve the Company Holders from their several, and not joint, obligation to promptly pay their respective Company Holder Percentage Interest of such Agent Losses as such Agent Losses are suffered or incurred, nor does it prevent the Stockholders’ Agent from seeking any remedies available to it at law or otherwise.
(c)    The Stockholders’ Agent will be entitled to no compensation for his service in such capacity, other than pursuant to the terms of the Stockholder Representative Agreement entered into between Shareholder Representative Services LLC and certain of the Company Holders on or about the date hereof.
(d)    Purchaser and the Surviving Corporation shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by, and the actions of, or the failure to act by, the Stockholders’ Agent. Neither Purchaser nor the Surviving Corporation shall be liable to any Company Holder for Damages sustained by such Company Holder, arising out of or related to the performance of, or failure to perform by, the Stockholders’ Agent, nor shall the actions of, or the failure to act by, the Stockholders’ Agent be used as a defense against any claim for Damages made by an Indemnified Party pursuant to this Agreement or the Escrow Agreement.
10.4    Tax Matters. The parties agree that any amounts released to Purchaser from the Escrow Fund pursuant to this Section 10 will be treated as a reduction in the aggregate consideration paid in connection with the Merger for federal income tax purposes. All interest and other income earned on the Escrow Fund (net of any losses) will be retained by the Escrow Agent and added to and become part of the Escrow Fund. Except as otherwise provided by applicable law, the parties to this Agreement agree that all income, gain, loss and deductions derived from the investment of the Escrow Fund will be taken into account for income tax purposes by Purchaser. Purchaser shall be entitled to receive for each taxable year a distribution from the Escrow Fund in an amount equal to the product of forty percent (40%) multiplied by the net taxable income from interest and earnings (net of expenses and losses) reported as having been earned by Purchaser for the applicable taxable year. The parties to this Agreement further agree that a portion of any payment to the Company Holders from the Escrow Fund pursuant to this Agreement will be reported as a payment of interest to the Company Holders, and that Purchaser will claim a corresponding interest deduction, in each case, to the extent provided in accordance with the rules set forth in Sections 1.483-4 and 1.1275-4(c)(4) of the United States Treasury Regulations, as applicable.
11.    General Provisions.
11.1    Notices. All notices and other communications under this Agreement will be in writing and will be deemed duly delivered (i) upon receipt if delivered personally, (ii) one (1) Business Day after being sent by commercial overnight courier service, or (iii) upon transmission if sent via e-mail or facsimile with confirmation of receipt to the parties at the following addresses (or at such other address for a party as will be specified upon like notice):

(a)    if to Purchaser or Merger Sub, to:
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423
Attn: Vice President – Corporate Development
Facsimile No.: (952) 330-9150

With a copy to:

Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423
Attn.: Legal Department – M&A
Fax No.: (612) 292-2323

with a copy to:

Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, MN 55402
Attention: Matthew J. Knopf, John Marsalek
Telecopy: (612) 340-7800
E-mail: knopf.matthew@dorsey.com, marsalek.john@dorsey.com
(b)    if to the Company, to:
mindSHIFT Technologies, Inc.
309 Waverley Oaks Road #301
Waltham, MA 02452
Attention: Chief Executive Officer
Telecopy: (617) 243-2799
with a copy to:
Cooley LLP
11951 Freedom Drive
One Freedom Square, Reston Town Center
Reston, VA 20190-5656
Attention: Mike Lincoln
Telecopy: (703) 456-8100
E-mail: mlincoln@cooley.com
(c)    if to the Stockholders’ Agent, to:

Shareholder Representative Services LLC
601 Montgomery Street, Suite 2020
San Francisco, CA 94111
Attention: Managing Director
Telecopy: (415) 962-4147
Telephone: (415) 367-9400
Email: deals@shareholderrep.com
in all cases, with a copy (which shall not constitute notice) to:
Cooley LLP
11951 Freedom Drive
One Freedom Square, Reston Town Center
Reston, VA 20190-5656
Attention: Mike Lincoln
Telecopy: (703) 456-8100
E-mail: mlincoln@cooley.com
11.2    Company Disclosure Schedule. The Company Disclosure Schedule has been arranged, for purposes of convenience only, as separate sections corresponding to the Sections of Section 3 and Section 4 of this Agreement. Any information set forth in any section of the Company Disclosure Schedule will be deemed to be disclosed and incorporated by reference into any other section of the Company Disclosure Schedule to the extent that the applicability of the information to such other section is reasonably apparent on its face, as though fully set forth in such other section (whether or not specific cross-references are made), and will be deemed to qualify and the representations and warranties of the Company in such other section. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule will be construed as an admission or indication that such item or other matter is material (nor will it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein will be deemed to be an admission by any party to this Agreement to any third party of any matter whatsoever, including of any violation of Legal Requirements or breach of any agreement. The Company Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement. Nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Company Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Company Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.
11.3    Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement, and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any signature page delivered by facsimile or electronic (e.g., PDF) transmission will be binding to the same extent as an original signature page.
11.4    Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments delivered pursuant to this Agreement, including the exhibits to this Agreement, the Company Disclosure Schedule and the other schedules to this Agreement: (a) together constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, except for the Confidentiality Agreement, both of which will continue in full force and effect in accordance with their terms and will survive any termination of this Agreement; (b) are not intended to confer upon any other Person any rights or remedies under this Agreement, except as provided in the final sentence of this Section 11.4 or as set forth in Section 7.6 and the first sentence of Section 10.2(b); and (c) will not be assigned by Purchaser or Merger Sub, on the one hand, or by the Company, on the other hand (by operation of law or otherwise), without the written consent of each of the parties to this Agreement; provided, however, that either Purchaser or Merger Sub shall have the right, without the consent of any other party hereto, to assign all or any portion of its rights, duties and obligations under this Agreement (a) to any Affiliate of Purchaser or (b) in connection with the sale of all or substantially all of the capital stock or assets of Purchaser or Merger Sub; provided further that in the case of such assignment, Purchaser and Merger Sub will remain liable for all of their obligations hereunder and any failure of assignee or assignees to discharge the same. Notwithstanding anything to the contrary contained in this Agreement (but without limiting any of the rights of the Stockholders’ Agent under this Agreement), if the Merger is consummated, the Company Holders will be third party beneficiaries of the provisions set forth in Section 2.
11.5    Severability. In the event that any provision of this Agreement, or the application thereof becomes, or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances other than those as to which it is determined to be illegal, void or unenforceable, will not be impaired or otherwise affected and will continue in full force and effect and be enforceable to the fullest extent permitted by law.
11.6    Remedies Cumulative. Except as otherwise provided in Section 10.2(c) or elsewhere in this Agreement, any and all remedies in this Agreement expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
11.7    Governing Law; Jurisdiction; Venue. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and the federal courts of the United States located in Delaware and agrees that process may be served upon it in any manner authorized by the laws of

Delaware for such Persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process; (b) if any such action is commenced in a state court other than the Court of Chancery of the State of Delaware, then, subject to applicable Legal Requirements, no party will object to the removal of such action to any federal court located in Delaware; and (c) each of the parties irrevocably waives the right to trial by jury in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby.
11.8    Conflict of Interest. If the Company Holders or the Stockholders’ Agent acting on behalf of the Company Holders, so desire and without the need for any consent or waiver by the Company or Purchaser, Cooley will be permitted subject to the terms of this Agreement or any applicable Transaction Agreement, to represent the Company Holders after the Closing in connection with any matter related to the transactions contemplated by this Agreement, any other Transaction Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Cooley will be permitted to represent the Company Holders, any of their agents and affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any Proceeding, investigation, audit or review) with Purchaser, the Company or any of their agents or affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any matter related to this Agreement or the other Transaction Agreements, including with respect to any indemnification claims. Upon and after the Closing, the Company will cease to have any attorney-client relationship with Cooley, unless and to the extent Cooley is specifically engaged in writing by the Company to represent the Company after the Closing and either such engagement involves no conflict of interest with respect to the Company Holders or the Stockholders’ Agent consents in writing at the time to such engagement. Any such representation of the Company by Cooley after the Closing will not affect the foregoing provisions of this Agreement.
11.9    Attorney-Client Privilege. At and after the Effective Time, the attorney-client privilege of the Company related to materials relating to communications between the Company Board, employees of the Company and/or the Company Holders with regard to this Agreement or any other Transaction Agreements and the transactions contemplated by this Agreement and the other Transaction Agreements (the “Company Holder Materials”) will be deemed to be the right of the Company Holders, and not that of the Surviving Corporation, and may be waived only by the Stockholders’ Agent. Absent the consent of the Stockholders’ Agent (such consent not to be unreasonably withheld, delayed or conditioned), neither Purchaser nor the Surviving Corporation will have a right to access attorney-client privileged material of the Company constituting the Company Holder Materials following the Closing. Purchaser hereby waives any conflicts contemplated under Section 11.8 that may result in connection with Cooley’s representation of the Stockholders’ Agent or the Company Holders with regard to any matter concerning this Agreement or any other Transaction Agreements and the transactions contemplated hereby and thereby.
11.10    Time is of the Essence; Enforcement. Time is of the essence of this Agreement. Each of the parties to this Agreement agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.
11.11    Amendment; Waiver. This Agreement may be amended with the approval of the Stockholders’ Agent and the respective boards of directors of the Company and Purchaser at any time (whether before or after the adoption of this Agreement by the Company’s stockholders); provided, however, that after any such adoption of this Agreement by the Company’s stockholders, no amendment will be made which by Law requires further approval of the stockholders of the Company without the further approval of such stockholders. Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver. Except as expressly set forth in this Agreement, the failure of a party to exercise any of its rights under this Agreement or to insist upon strict adherence to any term or condition of this Agreement on any one occasion will not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement will be deemed to or will constitute a waiver of any other term of condition of this Agreement (whether or not similar).
11.12    Construction.
(a)    For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.
(b)    The parties to this Agreement agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.
(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”
(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.
(e)    The bold-faced headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.
(f)    The term “willful misconduct” shall mean an action or omission that constitutes a breach of a covenant and that was taken or omitted to be taken for the purpose of breaching such covenant and was not merely a volitional action or omission and the term “intentional misrepresentation” shall mean that an action or omission that constitutes a breach of a representation or warranty and that was taken or omitted to be taken for the purpose of misleading the party to whom such representation or warranty was made and was not merely a volitional action or omission.
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In Witness Whereof, the Company, Purchaser, Merger Sub and the Stockholders’ Agent have caused this Merger Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.
Best Buy Co., Inc.

By:	/s/ GEORGE SHERMAN George Sherman Senior Vice President, Services
Mars Acquisition Corporation

By:	/s/ GEORGE SHERMAN George Sherman Senior Vice President, Services
mindSHIFT Technologies, Inc.:

By:	/s/ PAUL CHISHOLM Paul Chisholm Chief Executive Officer
Shareholder Representative Services LLC, solely in its capacity as Stockholders’ Agent

By:	/s/ MARK B. VOGEL Name: Mark B. Vogel Title: Managing Director